As filed with the Securities and Exchange Commission on March 16,
1999

Securities Act Registration	No. 33-44639
Investment Company Act Registration	No. 811-6506

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___
Post-Effective Amendment No.    4

and/or
REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No.     7

Smith Barney Intermediate Municipal Fund Inc.
(a Maryland Corporation)
(Exact Name of Registrant as Specified in Charter)

388 Greenwich Street
New York, New York  10013
(Address of Principal Executive Offices)

(212) 816-6474
(Registrant's Telephone Number, including Area Code)

Christina T. Sydor, Secretary
Smith Barney Intermediate Municipal Fund Inc.
388 Greenwich Street
New York, New York  10013
(Name and Address of Agent for Service)

Copies to:
John Baumgardner
Sullivan & Cromwell
125 Broad Street, 30th Floor
New York, New York  10004


Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.


	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the "1933 Act"), other than securities offered in connection with a dividend reinvestment plan, check the following box. [X ]





	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. This Registration Statement relates to shares previously registered on Form N-2. (Registration No. 33-44639).

It is proposed that this filing will become effective:
[X] when declared effective pursuant to section 8(c).


	Registrant amends this Registration Statement under the Securities Act of 1933, as amended, on such date as may be necessary to delay its effective date until Registrant files a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.



SMITH BARNEY INTERMEDIATE MUNICIPAL FUND, INC.
Cross-Reference Sheet
Parts A and B of Prospectus*


Items in Part A and B of Form N-2
*
Location
1  Outside Front Cover
Outside Front Cover
2.  Inside Front and Outside
Back Cover Page.
Inside Front and Outside Back
Cover Page
3.  Fee Table and Synopsis
Prospectus Summary; Fee Table
4.  Financial Highlights
Financial Highlights
5.  Plan of Distribution
Outside Front Cover
6.  Selling Shareholders
Not Applicable
7.  Use of Proceeds
Use of Proceeds; Investment
Objective and Management
Policies
8.  General Description of
Registrant
The Fund; Investment Objective
and Management Policies;
Investment Restrictions; Net
Asset Value; Description of
Shares
9.  Management
Management of the Fund;
Custodian, Transfer, Dividend-
Paying and Plan Agent
10.  Capital Stock, Long-Term
Debt and Other Securities
Dividends and Distributions;
Dividend Reinvestment Plan;
Description of Shares;
Taxation
11.  Defaults and Arrears on
Senior Securities
Not Applicable
12.  Legal Proceedings
Not Applicable
13.  Table of Contents of
Statement of Additional
Information
Not Applicable
14.  Cover Page
Not Applicable
15.  Table of Contents
Not Applicable
16.  General Information and
History
The Fund, Investment Objective
and Management Policies
17.  Investment Objective and
Policies
Investment Objective and
Management Policies;
Investment Restrictions;
Appendix B
18.  Management
Management of the Fund;
Custodian, Transfer, Dividend-
Paying  and Plan Agent
19.  Control Persons and
Principal Holders of
Securities
Description of Shares
20.  Investment Advisory and
Other Services
Management of the Fund
21.  Brokerage Allocation and
Other Practices
Securities Transactions and
Turnover


22.  Tax Status
Dividends and Distributions;
Dividend Reinvestment Plan,
Taxation

23. Financial Statements

Financial Statements



*	All information required to be set forth in Part B: Statement of
Additional Information has been included in Part A: The
Prospectus.



--------------------------------------------------------------------------------
Prospectus                                                        April 30, 1999
--------------------------------------------------------------------------------


Smith Barney Intermediate Municipal Fund, Inc.
Common Stock
         Listed on the American Stock Exchange
         Trading symbol--SBI

      Smith Barney Intermediate Municipal Fund, Inc. is a diversified, closed-end management investment company. The fund's investment objective is to provide common shareholders a high level of current income exempt from regular federal income taxes consistent with prudent investing. The fund invests primarily in investment grade municipal debt securities issued by state and local governments including U.S. territories and possessions, political subdivisions, agencies and public authorities (municipal obligations) with remaining maturities of less than 15 years. The Fund seeks to maintain a dollar-weighted average maturity between 3 and 10 years. The fund will invest at least two thirds of its total assets in municipal securities rated in the three highest rating categories at the time of investment.

      Shares of closed-end funds frequently have market prices that are less than the net asset value per share. For more information about this or other risks of investing in the fund, see "Investment Objective and Management Policies - Risk Factors and Special Considerations" on page 22.

      The prospectus contains important information about the fund. For your benefit and protection, please read it before you invest, and keep it on hand for future reference.

      Shareholder reports can be obtained without charge from your Salomon Smith Barney Financial Consultant or from the fund by calling 1-800-331-1710 or writing to the fund at 388 Greenwich Street, New York, New York 10013. You can review the fund's shareholder reports at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You can get copies of these materials for a fee by writing to the Public Reference Section of the Commission, Washington, D.C. 20549-6009. Information about the Public Reference Room may be obtained by calling 1-800-SEC-0330. You can get the same information free from the Commission's Internet web site at www.sec.gov

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY STATEMENT TO THE CONTRARY IS A CRIME.

SALOMON SMITH BARNEY INC.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------


Prospectus Summary                                                             3
--------------------------------------------------------------------------------
Fund Expenses                                                                  7
--------------------------------------------------------------------------------
Financial Highlights                                                           8
--------------------------------------------------------------------------------
The Fund                                                                       9
--------------------------------------------------------------------------------
The Offering                                                                   9
--------------------------------------------------------------------------------
Use of Proceeds                                                                9
--------------------------------------------------------------------------------
Investment Objective and Management Policies                                   9
--------------------------------------------------------------------------------
Investment Restrictions                                                       25
--------------------------------------------------------------------------------
Share Price Data                                                              27
--------------------------------------------------------------------------------
Management of the Fund                                                        28
--------------------------------------------------------------------------------
Securities Transactions and Turnover                                          32
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       34
--------------------------------------------------------------------------------
Net Asset Value                                                               36
--------------------------------------------------------------------------------
Taxation                                                                      37
--------------------------------------------------------------------------------
Description of Shares                                                         41
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and
  Market Discount                                                             41
--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent, Registrar
  and Plan Agent                                                              43
--------------------------------------------------------------------------------
Reports to Shareholders                                                       43
--------------------------------------------------------------------------------
Independent Auditors                                                          43
--------------------------------------------------------------------------------
Additional Information                                                        43
--------------------------------------------------------------------------------
Appendix A                                                                   A-1
--------------------------------------------------------------------------------
Appendix B                                                                   B-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

      The following is a summary of more complete information appearing later in the prospectus. You should read the entire prospectus because it contains details that are not in the summary. Cross references in the summary to headings in the prospectus will help you locate information.

THE FUND The fund is a diversified, closed-end management investment company. See "The Fund."

INVESTMENT OBJECTIVE AND PRIMARY INVESTMENTS The fund's investment objective is high current income exempt from federal income tax consistent with prudent investing. The fund invests primarily in intermediate term, investment grade municipal obligations with remaining maturities at the time of investment of less than 15 years. The fund seeks to maintain a dollar-weighted average portfolio maturity between 3 and 10 years. Investment grade debt securities are those rated in one of the four highest rating categories by a nationally recognized statistical rating organization (NRSRO).

Municipal obligations include bonds and notes such as:

      o General obligation bonds issued for various public purposes and supported by the municipal issuer's credit and taxing power.

      o Revenue bonds whose principal and interest is payable only from the revenues of a particular project or facility. Industrial revenue bonds depend on the credit standing of a private issuer and may be subject to the federal alternative minimum tax (AMT).

      o Notes that are short-term obligations of municipalities or agencies sold in anticipation of a bond sale, collection of taxes or receipt of other revenues.

      Municipal obligations may have all types of interest rate payment and reset terms, including fixed rate, floating and variable rate, zero coupon, payment in kind and auction rate features. See "Investment Objective and Management Policies" and Appendix A.

TAX-EXEMPT INCOME The fund invests with the objective that dividends paid by the fund may be excluded by shareholders from their gross incomes for federal income tax purposes. A portion of the fund's dividends may be taxable. The fund may invest without limit in municipal securities subject to the federal alternative minimum tax (AMT). The fund may not be a suitable investment if you are subject to the AMT. See "Investment Objective and Management Policies" and "Taxation."

THE OFFERING The fund's shares of common stock trade on the American Stock Exchange. In addition, Salomon Smith Barney intends to buy and sell the fund's shares and make a market in the common stock. Salomon Smith Barney is not obligated to conduct market-making activities and may stop doing so at any time without notice to the fund or its shareholders. See "The Offering" and "Use of Proceeds."

LISTING AMEX.

SYMBOL SBI.


INVESTMENT MANAGER SSBC Fund Management Inc. (SSBC) (formerly Mutual Management Corp.) is the fund's investment manager. The manager selects and manages the fund's investments in accordance with the fund's investment

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

objective and policies. SSBC is also the fund's administrator and oversees the fund's non-investment operations and its relations with its service providers. For its services, SSBC receives a fee equal on an annual basis to 0.60% of the fund's average daily net assets.


      Peter Coffey, vice president and investment officer of the fund, has been primarily responsible for the day-to-day management of the fund since 1993, when the fund commenced operations. Mr. Coffey is a managing director of Salomon Smith Barney.

      The manager and Salomon Smith Barney are subsidiaries of Citigroup Inc. Citigroup businesses produce a broad range of financial services -- asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading -- and use diverse channels to make them available to consumer and corporate customers around the world. See "Management of the Fund."


RISK FACTORS AND SPECIAL CONSIDERATIONS The value of the securities in the fund's portfolio fluctuate in price and the value of your investment in the fund will go up and down in value. This means that you could lose money on your investment in the fund or the fund could perform less well than other possible investments. In addition, the price of the shares is determined by market prices on the AMEX and elsewhere, so you may receive a price that is less than net asset value when you sell your shares. The principal risks associated with an investment in the fund are described below.

      Municipal obligations. The fund invests primarily in municipal obligations and may be affected by any of the following:

      o Interest rates rise, causing the value of the fund's portfolio generally to decline

      o When interest rates are declining, the issuer of a security exercises its right to prepay principal earlier than scheduled, forcing the fund to reinvest in lower yielding securities. This is known as call or prepayment risk

      o The underlying revenue source for a municipal obligation other than a general obligation bond is insufficient to pay principal or interest in a timely manner

      o The issuer of a security owned by the fund has its credit rating downgraded or defaults on its obligation to pay principal and/or interest

      o The manager's judgment about the attractiveness, value or income potential of a particular bond proves to be incorrect

      o     Municipal obligations fall out of favor with investors

      o Unfavorable legislation affects the tax-exempt status of municipal obligations

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

      The fund may invest more than 25% of its assets in municipal securities that finance the same or similar types of facilities in issuers located in the same state. If the fund invests more than 25% of its assets in such segments, it will be more susceptible to economic, business, political, regulatory and other developments generally affecting issuers of those sectors of the municipal market.


      Lease obligations. The fund may invest in unrated
"non-appropriation" lease obligations or installment purchase contract obligations of municipal authorities or entities believed by the investment manager to be of comparable quality to securities that are rated investment grade. There is no limitation on the percentage of the fund's assets that may be invested in these lease obligations. A lease obligation is backed by the municipality's promise to make the payments due under the lease obligation. Lease obligations containing "non-appropriation" clauses provide that the municipality has no obligation to make lease installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. It is possible that a municipality will fail to appropriate money in the future because of political changes, changes in the economic viability of a project or general economic changes. While these lease obligations generally are secured by a lien on the leased property, disposing of foreclosed property could be costly, time consuming and the fund may not recoup its original investment.

Investment grade and unrated securities. The fund invests in investment grade debt securities, and unrated securities that the manager believes are of comparable quality. Investment grade securities that are not in the highest rating category may be subject to greater risk of downgrade and issuer default than higher rated securities and may have speculative characteristics. The fund may experience more difficulty selling unrated securities because markets for these securities may be less liquid.


      Possibility of taxable income or gains. It is possible that some of the fund's income and gains may be subject to federal taxation. The fund may realize taxable gains on the sale of its securities, and some of the fund's income may be subject to the federal alternative minimum tax.

      Derivatives. The fund holds securities or uses investment techniques that provide for payments based on or "derived" from the performance of an underlying asset, index or other economic benchmark.

      The fund may use derivatives:

      o     To shorten or lengthen the fund's effective maturity or duration

      o     As a substitute for purchasing or selling securities

      o To hedge against adverse changes caused by changing interest rates in the market value of securities held or to be bought by the fund

      A derivative contract will obligate or entitle the fund to deliver or receive an asset or cash payment that is based on the change in value of one or more securities or indices. Even a small investment in derivative contracts can have a big impact on the fund's interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when interest rates are changing. The fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond accurately to changes in the value of the fund's holdings. The other parties to certain derivative contracts present the same types of default risk as issuers of fixed income securities.

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

Derivatives can also make the fund less liquid and harder to value, especially in declining markets.

      Closed end investment company. The fund is a closed-end investment company and its shares may trade on the AMEX at a price that is less than its net asset value.

      Certain provisions in the fund's governing documents may limit the ability of other entities to acquire control of the fund. This could deprive shareholders of the opportunity to sell their shares at a premium over prevailing market prices.


      See "Investment Objective and Management Policies."


DIVIDENDS AND DISTRIBUTIONS Any dividends from net investment income (income other than net realized capital gains) are paid monthly and any distributions of net realized capital gains are paid annually. Your dividends or distributions are reinvested in additional fund shares through participation in the Dividend Reinvestment Plan, unless you elect to receive cash. The number of shares issued to you by the plan depends on the price of the shares. The price of the shares is determined by the market price at the time the shares are purchased.

Market Price of Fund Shares                 Price of Fund Shares Issued by Plan

Greater than or equal to net asset value    Shares issued at greater of (i) net
                                            asset value or (ii) 95% of market
                                            price

Less than net asset value                   Market price

      See "Dividends and Distributions; Dividend Reinvestment Plan."

CUSTODIAN PNC Bank, National Association (PNC Bank) is the fund's custodian. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

TRANSFER AND DIVIDEND-PAYING AGENT, REGISTRAR AND PLAN AGENT First Data Investor Services Group, Inc. (First Data) is the fund's transfer agent, dividend-paying agent and registrar. See "Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent."

--------------------------------------------------------------------------------
Fund Expenses
--------------------------------------------------------------------------------

      The following table shows the expenses the fund pays. As a shareholder you indirectly bear these expenses.

================================================================================
Annual Expenses
  (as a percentage of net assets)
  Management fees                                                          0.60%
  Other expenses*                                                          0.16
================================================================================
Total Annual Operating Expenses*                                           0.76%
================================================================================
* "Other Expenses", as shown above, is based upon amounts of expenses for the fiscal year ended December 31, 1998.

      EXAMPLE

      An investor would pay the following expenses on a $1,000 investment, assuming (1) a 5% annual return and (2) reinvestment of all dividends and distributions at net asset value:


                                     1 year      3 years     5 years    10 years
================================================================================
                                       $ 8        $ 24        $ 42        $ 94
================================================================================


      This examples assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same in the years shown. While the example assumes a 5% annual return, the fund's performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the fund's dividend reinvestment Plan may receive shares purchased or issued at a price or value different from net asset value. See "Dividends and Distributions; Dividend Reinvestment Plan." This example should not be considered a representation of future expenses of the fund. Actual expenses may be greater or less than those shown.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

      The following information has been audited by KPMG LLP, independent auditors, whose report thereon appears in the Fund's annual report dated December 31, 1998. The following information should be read in conjunction with the financial statements and related notes that also appear in the fund's 1998 annual report to shareholders which is incorporated for reference into this prospectus.

For a share of capital stock outstanding throughout the year:


Smith Barney Intermediate
Municipal Fund, Inc.         1998        1997        1996        1995      1994(a)       1993(a)      1992(a)(b)
----------------------------------------------------------------------------------------------------------------
Net Asset Value,
Beginning of Year          $ 10.64     $ 10.47     $ 10.66     $  9.95     $ 10.81       $ 10.36       $ 10.00
----------------------------------------------------------------------------------------------------------------
Income (Loss) From
Operations:
  Net investment income       0.55        0.57        0.58        0.58        0.58          0.59          0.48*
  Net realized and
    unrealized gain (loss)    0.01        0.28       (0.17)       0.73       (0.84)         0.46          0.34
----------------------------------------------------------------------------------------------------------------
Total Income (Loss)
from Operations               0.56        0.85        0.41        1.31       (0.26)         1.05          0.82
----------------------------------------------------------------------------------------------------------------
Less Distributions From:
  Net investment income      (0.55)      (0.57)      (0.60)      (0.60)      (0.60)        (0.57)        (0.46)
  In excess of net
    investment income           --       (0.01)         --          --          --            --            --
  Net realized gains         (0.04)      (0.10)         --          --          --         (0.03)           --
----------------------------------------------------------------------------------------------------------------
Total Distributions          (0.59)      (0.68)      (0.60)      (0.60)      (0.60)        (0.60)        (0.46)
----------------------------------------------------------------------------------------------------------------
Net Asset Value,
End of Year                $ 10.61     $ 10.64     $ 10.47     $ 10.66     $  9.95       $ 10.81       $ 10.36
----------------------------------------------------------------------------------------------------------------
Total Return, Based on
Market Value**                7.05%      13.42%       1.56%      15.93%      (9.34)%       16.71%         1.66%++
----------------------------------------------------------------------------------------------------------------
Total Return, Based on
Net Asset Value**             5.50%       8.49%       4.13%      13.72%      (2.33)%       10.30%         8.44%++
----------------------------------------------------------------------------------------------------------------
Net Assets, End of
Year (millions)            $    89     $    89     $    87     $    88     $    82       $    89       $    83
----------------------------------------------------------------------------------------------------------------
Ratios to Average
Net Assets:
  Expenses                    0.76%       0.74%       0.77%       0.72%       0.72%         0.73%         0.59%+*
  Net investment income       5.10        5.42        5.56        5.63        5.64          5.56          5.74+
----------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate         42%         58%         21%         13%         26%           10%        23%
----------------------------------------------------------------------------------------------------------------
Market Value
End of Year                $10.69     $ 10.56     $  9.94     $ 10.38     $  9.50       $ 11.13       $ 10.13
================================================================================================================

(a)   Based on the monthly average shares outstanding for period.
(b) For the period from March 2, 1992 (commencement of operations) to December 31, 1992.
* The Investment Manager waived a portion of its fees for the period from March 2, 1992 to December 31, 1992. If such fees were not waived, the per share decrease in net investment income would have been $0.01, and the ratio of expenses to average net assets would have been 0.70% (annualized).
++ Total return is not annualized, as it may not be representative of the total return for the year.
+     Annualized.
** The total return calculation assumes that dividends are reinvested in accordance with the fund's dividend reinvestment plan.

    R
8

--------------------------------------------------------------------------------
The Fund
--------------------------------------------------------------------------------

      The fund was incorporated under the laws of the State of Maryland on December 19, 1991 and is registered under the Investment Company Act of 1940, as amended (the 1940 Act). Its principal office is located at 388 Greenwich Street, New York, New York 10013. The Fund's telephone number is (800) 331-1710.

--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------


      Salomon Smith Barney currently makes a market in the common stock. This Prospectus is to be used by Salomon Smith Barney in connection with offers and sales of the common stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale. Salomon Smith Barney is not required to make a market in the common stock and may stop doing so at any time. You should not rely on Salomon Smith Barney's market making activities to provide an active or liquid trading market for the common stock.


--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------


      The fund will not receive any proceeds from the sale of common stock offered pursuant to this Prospectus. Proceeds received by Salomon Smith Barney as a result of its market-making in common stock will be used by Salomon Smith Barney in connection with its secondary market operations and for general corporate purposes.


--------------------------------------------------------------------------------
Investment Objective and Management Policies
--------------------------------------------------------------------------------

      The investment objective and principal investment policies of the fund are discussed below. The fund may not achieve its investment objective. The fund's investment objective may be changed only with the approval of a majority of the fund's outstanding voting securities. Such term is defined in the 1940 Act as the lesser of (i) more than 50% of the fund's outstanding common stock and of any outstanding shares of preferred stock, voting by class, or (ii) 67% of the fund's outstanding common stock and of any outstanding shares of preferred stock, voting by class, present at a meeting at which the holders of more than 50% of the outstanding shares of each such class are present in person or by proxy. All other investment policies or practices are considered by the fund not to be fundamental and accordingly may be changed without shareholder approval.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

      GENERAL


      The fund's investment objective is to provide shareholders a high level of current income exempt from regular federal income tax consistent with prudent investing. Under normal market conditions, the fund will invest at least two thirds of its total assets in municipal securities rated at the time of investment A or better by Standard &Poor's Ratings Group (S&P) or by Moody's Investors Service, Inc. (Moody's), or rated within the three highest ratings categories by an NRSRO (or, if unrated deemed by the manager to be of comparable quality). Under normal market conditions, the fund will also invest only in municipal securities rated investment grade at the time of investment. Investment grade securities are securities rated BBB or higher by S&P, Baa or higher by Moody's or within the four highest ratings categories of an NRSRO (or, if unrated, deemed by the manager to be of comparable quality). The fund will not invest in any municipal securities that are rated lower than BBB by S&P or Baa by Moody's if they are not otherwise rated investment grade by another NRSRO.

      Securities rated BBB by S&P are regarded by S&P as having an adequate capacity to pay interest and repay principal; whereas such securities normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Moody's considers securities rated Baa to be medium grade obligations; they are neither highly protected nor poorly secured. Although interest payments and principal repayment for these securities appear adequate for the present, they may lack certain protective elements or may be characteristically unreliable over any great length of time. They also may lack outstanding investment characteristics and may have speculative characteristics. The fund may be more dependent upon the manager's investment analysis of unrated municipal securities than is the case with respect to rated municipal securities. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations" and Appendix A. The fund's policy is to invest at least 80% of its total assets in municipal securities with remaining maturities of less than fifteen years and to maintain a dollar-weighted average maturity of the entire portfolio between three and ten years. For this purpose, any scheduled principal prepayments will be reflected in the calculation of dollar-weighted average maturity.


      The fund's policies on the credit quality of its investments apply only at the time of the purchase of a security, and the fund is not required to dispose of securities in the event that S&P or Moody's or any other NRSRO downgrades its assessment of the credit characteristics of a particular issuer or in the event the manager reassesses its view with respect to the credit quality of the issuer thereof.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

      MUNICIPAL SECURITIES


      Municipal securities are obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest on which, in the opinion of bond counsel or other counsel to the issuer of such securities is, at the time of issuance, not includable in gross income for federal income tax purposes. Under normal market conditions, at least 80% of the fund's total assets will be invested in municipal securities with remaining maturities of less than fifteen years. This policy is fundamental and cannot be changed without shareholder approval.


      The fund has not established any limit on the percentage of its portfolio that may be invested in municipal securities subject to the alternative minimum tax provisions of federal tax law, and a substantial portion of the income produced by the fund may be taxable under the alternative minimum tax. The fund may not be a suitable investment for investors who are already subject to the federal alternative minimum tax or who would become subject to the federal alternative minimum tax as a result of an investment in the fund.


      The two principal classifications of municipal bonds are "general obligation" bonds and "revenue" or "special obligation" bonds, which include "industrial revenue bonds." General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest, and accordingly the capacity of the issuer of a general obligation bond as to the timely payment of interest and the repayment of principal when due is affected by the issuer's maintenance of its tax base. Revenue or special obligation bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special tax or other specific revenue source such as from the user of the facility being financed; accordingly, the timely payment of interest and the repayment of principal in accordance with the terms of the revenue or special obligation bond is a function of the economic viability of such facility or such revenue source. Although the ratings of NRSROs of the municipal securities in the fund's portfolio are relative and subjective, and are not absolute standards of quality, such ratings reflect the assessment of the NRSROs of the issuer's ability, or the economic viability of the special revenue source, with respect to the timely payment of interest and the repayment of principal in accordance with the terms of the obligation. See Appendix A.


      Also included within the general category of municipal securities are participations in lease obligations or installment purchase contract obligations (hereinafter collectively called "lease obligations") of municipal authorities or entities. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and

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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In addition to the "non-appropriation" risk, these securities represent a relatively new type of financing that has not yet developed the depth of marketability associated with more conventional bonds. Although "non-appropriation" lease obligations are often secured by the underlying property, disposition of the property in the event of foreclosure might prove difficult. The fund may invest up to 100% of its assets in "non-appropriation" lease obligations and in unrated "non-appropriation" lease obligations believed, at the time of investment, by the Investment Manager to have credit characteristics equivalent to, and to be of comparable quality as, securities that are rated investment grade.


      In evaluating such unrated lease obligations, the Investment Manager will consider such factors as it deems appropriate, including:


      o     whether the lease can be cancelled

      o the ability of the lease obligee to direct the sale of the underlying assets

      o     the general creditworthiness of the lease obligor

      o the likelihood that the municipality will discontinue appropriating funding for the leased property in the event such property is no longer considered essential by the municipality

      o the legal recourse of the lease obligee in the event of such a failure to appropriate funding

      o any limitations which are imposed on the lease obligor's ability to utilize substitute property or services than those covered by the lease obligations.

      Participation certificates are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities. They may represent participations in a lease, an installment purchase contract, or a conditional sales contract. Some municipal leases and participation certificates may not be readily marketable. See "Investment Objective and Management Policies -- Risk Factors and Special Considerations."

      The "issuer" of municipal securities is generally deemed to be the governmental agency, authority, instrumentality or other political subdivision, or the non-governmental user of a revenue bond-financed facility, the assets and revenues of which will be used to meet the payment obligations, or the guarantee of such payment obligations, of the municipal securities.


12
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Investment Objective and Management Policies (continued)
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      Municipal securities may have fixed or variable interest rates. The fund may purchase floating and variable rate demand notes, which are municipal securities normally having a stated maturity in excess of one year, but which permit the holder to tender the notes for purchase at the principal amount thereof. The interest rate on a floating rate demand note is based on a known lending rate, such as a bank's prime rate, and is adjusted each time such rate is adjusted. The interest rate on a variable rate demand note is adjusted at specified intervals. There generally is no secondary market for these notes, although they may be tendered for redemption or remarketing at face value. See "Investment Objectives and Management Policies -- Risk Factors and Special Considerations." Each such note purchased by the Fund will meet the criteria established for the purchase of municipal securities.

      The Fund may invest in zero coupon bonds. A zero coupon bond pays no interest in cash to its holder during its life, although interest is accrued during that period. Its value to an investor consists of the difference between its face value at the time of maturity and the price for which it was acquired, which is generally an amount significantly less than its face value (sometimes referred to as a "deep discount" price). Because these securities usually trade at a deep discount, they will be subject to greater fluctuations of market value in response to changing interest rates than debt obligations of comparable maturities which make periodic distribu-tions of interest. On the other hand, because there are no periodic interest payments to be reinvested prior to maturity, zero coupon securities eliminate the reinvestment risk and lock in a rate of return to maturity.

      SELECTION OF INVESTMENTS

      The Investment Manager will select securities for the fund's portfolio which the Investment Manager believes entail reasonable credit risk considered in relation to the particular investment policies of the fund. As a result, the fund will not necessarily invest in the highest yielding municipal securities permitted by its investment policies if the Investment Manager determines that market risks or credit risks associated with such investments would subject the fund's portfolio to excessive risk. The potential for realization of capital gains resulting from possible changes in interest rates will not be a major consideration. The fund's policy is to invest at least 80% of its total assets in municipal securities with remaining maturities of less than fifteen years. For this purpose, any scheduled principal prepayments on municipal securities will be reflected in the calculation of dollar-weighted average maturity. The Investment Manager may adjust the average maturity of the fund's portfolio from time to time, depending on its assessment of the relative yields available on securities of different maturities and its expectations of future changes in interest rates.

      The fund generally will not invest more than 25% of its total assets in any industry, nor will the Fund invest more than 5% of its total assets in the securities of


                                                                              13
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------


any single issue. Governmental issuers of municipal securities are not considered part of any "industry". However, municipal securities backed only by the assets and revenues of nongovernmental users may for this purpose be deemed to be issued by such nongovernmental users, and the 25% limitation would apply to the industries of such nongovernmental users. It is nonetheless possible that the fund may invest more than 25% of its total assets in a broader segment of the municipal securities market, such as: hospital and other health care facilities obligations, housing agency revenue obligations, or airport revenue obligations. The fund will invest more than 25% of its assets in such types of municipal securities if the manager determines that the yields available from such obligations in a particular segment justify the additional risks associated with a large investment in that segment. Although these obligations could be supported by the credit of governmental users, or by the credit of nongovernmental users engaged in a number of industries, economic, business, political and other developments generally affecting the revenues of such users (for example, proposed legislation or pending court decisions affecting the financing of such projects and market factors affecting the demand for their services or products) may have a general adverse effect on all such municipal securities in such a market segment. The fund may invest more than 25% of its assets in industrial development bonds or in issuers located in the same state. If the fund were to invest more than 25% of its total assets in issuers located in the same state, it would be more susceptible to adverse economic, business, or regulatory conditions in that state.

      From time to time, the fund may invest in securities of a municipal issue, most or all of which is held by the fund, by itself or together with other funds or accounts managed by the manager. Because there may be relatively few potential purchasers for such investments and, in some cases, there may be contractual restrictions on resales, the fund may find it more difficult to sell such securities at a time when the Investment Manager believes it advisable to do so.


      TEMPORARY DEFENSIVE STRATEGIES

      When the Investment Manager believes a temporary defensive posture in the market is warranted (e.g., times when, in the Investment Manager's opinion, temporary imbalances of supply and demand or other temporary dislocations in the municipal securities market adversely affect the price at which municipal securities are available), and in order to keep cash on hand fully invested, the fund may temporarily invest to a substantial degree in high quality, short-term municipal securities. If these high-quality, short-term municipal securities are not available or, in the Investment Manager's judgment, do not afford sufficient protection against adverse market conditions, the fund may invest in the following taxable securities: obligations of the U.S. Government, its agencies or instrumentalities; other debt securities rated within the four highest categories by an NRSRO; commercial paper


14
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

rated in the highest category by an NRSRO; certificates of deposit, time deposits and bankers' acceptances; or repurchase agreements with respect to any of the foregoing investments or any other fixed-income securities that the Investment Manager considers consistent with such strategy. To the extent the fund invests in taxable securities, the fund will not at such times be able to achieve its investment objective of income exempt from regular federal income taxes.

      INVESTMENT TECHNIQUES

      The fund may employ, among others, the investment techniques described below, which may give rise to taxable income:


      In connection with the investment objective and policies described above, the Fund may: engage in interest rate and other hedging and risk management transactions; purchase and sell options (including swaps, caps, floors and collars) on municipal securities and on indices based on municipal securities and purchase and sell municipal securities on a "when-issued" or "delayed delivery" basis. These investment practices entail risks. The manager may use some or all of the following hedging and risk management practices when their use appears appropriate. Although the manager believes that these investment practices may further the fund's investment objective, no assurance can be given that these investment practices will achieve this result. The manager may also decide not to engage in any of these investment practices.


      Securities Options Transactions. The fund may invest in options on municipal securities, traded over-the-counter and, if applicable, traded on a national securities exchange. In general, the Fund may purchase and sell (or write) options on up to 20% of its assets. The SEC requires that obligations of investment companies such as the Fund, in connection with options sold, must comply with certain segregation or cover requirements which are more fully described in Appendix B. There is no limitation on the amount of the Fund's assets which can be used to comply with such segregation or cover requirements.

      A call option gives the purchaser the right to buy, and the writer the obligation to sell, the underlying security at the agreed-upon exercise (or "strike") price during the option period. A put option gives the purchaser the right to sell, and the writer the obligation to buy, the underlying security at the strike price during the option period. Purchasers of options pay an amount, known as a premium, to the option writer in exchange for the right under the option contract. Option contracts may be written with terms which would permit the holder of the option to purchase or sell the underlying security only upon the expiration date of the option.

      The fund may purchase put and call options in hedging transactions to protect against a decline in the market value of municipal securities in the fund's portfolio (e.g., by the purchase of a put option) and to protect against an increase in the cost


                                                                              15
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

of fixed income securities that the fund may seek to purchase in the future (e.g., by the purchase of a call option). In the event the fund purchases put and call options, paying premiums therefor, and price movements in the underlying securities are such that exercise of the options would not be profitable for the fund, to the extent such underlying securities correlate in value to the fund's portfolio securities, losses of the premiums paid may be offset by an increase in the value of the fund's portfolio securities (in the case of a purchase of put options) or by a decrease in the cost of acquisition of securities by the fund (in the case of a purchase of call options).

      The fund may also sell put and call options as a means of increasing the yield on the fund's portfolio and also as a means of providing limited protection against decreases in market value of the fund's portfolio. When the fund sells an option, if the underlying securities do not increase (in the case of a call option) or decrease (in the case of a put option) to a price level that would make the exercise of the option profitable to the holder of the option, the option generally will expire without being exercised and the fund will realize as profit the premium received for such option. When a call option written by the fund is exercised, the option holder purchases the underlying security at the strike price and the fund does not participate in any increase in the price of such securities above the strike price. When a put option written by the fund is exercised, the fund will be required to purchase the underlying securities at the strike price, which may be in excess of the market value of such securities.

      OTC Options. Over-the-counter options (OTC options) differ from exchange-traded options in several respects. They are transacted directly with dealers and not with a clearing corporation, and there is a risk of non-performance by the dealer. OTC options are available for a greater variety of securities and for a wider range of expiration dates and exercise prices than are exchange-traded options. Because OTC options are not traded on an exchange, pricing is normally done by reference to information from a market maker, which information is carefully monitored by the Investment Manager and verified in appropriate cases. The fund may be required to treat certain of its OTC options transactions as illiquid securities. See Appendix B.

      It will generally be the fund's policy, in order to avoid the exercise of an option sold by it, to cancel its obligation under the option by entering into a closing purchase transaction, if available, unless it is determined to be in the fund's interest to sell (in the case of a call option) or to purchase (in the case of a put option) the underlying securities. A closing purchase transaction consists of the fund purchasing an option having the same terms as the option sold by the fund and has the effect of cancelling the fund's position as a seller. The premium which the fund will pay in executing a closing purchase transaction may be higher than the premium


16
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

received when the option was sold, depending in large part upon the relative price of the underlying security at the time of each transaction. To the extent options sold by the Fund are exercised and the fund either delivers portfolio securities to the holder of a call option or liquidates securities in its portfolio as a source of funds to purchase securities put to the fund, the fund's portfolio turnover rate will increase, which would cause the fund to incur additional brokerage expenses.

      During the option period, the fund, as a covered call writer, gives up the potential appreciation above the exercise price should the underlying security rise in value, and the fund, as a secured put writer, retains the risk of loss should the underlying security decline in value. For the covered call writer, substantial appreciation in the value of the underlying security would result in the security being "called away" at the strike price of the option which may be substantially below the fair market value of such security. For the secured put writer, substantial depreciation in the value of the underlying security would result in the security being "put to" the writer at the strike price of the option which may be substantially in excess of the fair market value of such security. If a covered call option or a secured put option expires unexercised, the writer realizes a gain, and the buyer a loss, in the amount of the premium.

      To the extent that an active market exists or develops, whether on a national securities exchange or over-the-counter, in options on indices based upon municipal securities, the fund may purchase and sell options on such indices, subject to the limitation that the fund may purchase and sell options on up to 20% of its assets. Through the writing or purchase of index options the fund can achieve many of the same objectives as through the use of options on individual securities. Options on securities indices are similar to options on securities except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the strike price of the option.

      Price movements in securities which the fund owns or intends to purchase will not correlate perfectly with movements in the level of an index and, therefore, the fund bears the risk of a loss on an index option which is not completely offset by movements in the price of such securities. Because index options are settled in cash, a call writer cannot determine the amount of its settlement obligations in advance and, unlike call writing on specific securities, cannot provide in advance for, or cover, its potential settlement obligations by acquiring and holding the underlying securities.


                                                                              17
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------


      Gains, if any, recognized or deemed to be recognized by the fund from transactions in securities options will be taxable income of the fund. Under a revenue ruling issued by the Internal Revenue Service, the fund is required to allocate its designations of tax-exempt income, net capital gains and other taxable income, if any, between common stock and preferred stock, if any, issued by the fund on a pro rata basis for the year in which its designations of tax-exempt income, net capital gains or other taxable income are realized. See "Taxation" and "Dividends and Distributions; Dividend Reinvestment Plan." For a further discussion of certain characteristics of options and risks associated with options transactions, see Appendix B.


      Borrowing and Leverage. The fund is authorized to borrow amounts up to 331/3% of its total assets (including the amount borrowed). The use of borrowed funds involves the speculative factor known as "leverage." The fund is also permitted under its Articles of Incorporation to issue preferred stock which would permit it to assume leverage in an amount up to 50% of its total assets. If any preferred stock were to be issued, it would have a priority on the income and assets of the Fund over the common stock and would have certain other rights with respect to voting and the election of directors. In certain circumstances, the net asset value of and dividends payable on shares of common stock could be adversely affected by such preferences. The use of leverage would create an opportunity for increased returns to holders of the common stock, but, at the same time, would create special risks. The fund will only utilize leverage when there is an expectation that it will benefit the fund or the holders of common stock. To the extent the income or other gain derived from securities purchased with the proceeds of borrowings or preferred stock issuances exceeds the interest or dividends the fund would have to pay thereon, the fund's net income or other gain would be greater than if leverage had not been used. Conversely, if the income or other gain from the securities purchased through leverage is not sufficient to cover the cost of such leverage the total return of the fund would be less than if leverage had not been used. If leverage is used, in certain circumstances the fund could be required to liquidate securities it would not otherwise sell in order to satisfy dividend or interest obligations. The fund may also borrow up to an additional 5% of its total assets for temporary purposes without regard to the foregoing limitations. See "Investment Objective and Management Policies" and "Description of Shares."

      In addition to the foregoing, the fund may borrow on a short-term basis in order to facilitate the settlement of portfolio securities transactions.

      Interest Rate and Other Hedging Transactions. In order to seek to protect the value of its portfolio securities against declines resulting from changes in interest rates or other market changes, the fund may enter into the following hedging transactions: financial futures contracts and related options contracts.

      The fund may enter into various interest rate hedging transactions using


18
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

financial instruments with a high degree of correlation to the municipal securities which the fund may purchase for its portfolio, including interest rate futures contracts (e.g., futures contracts on U.S. Treasury securities) and futures contracts on interest rate related indices (e.g., municipal bond indices). The fund may also purchase and write put and call options on such futures contracts and on the underlying instruments. The fund may enter into these transactions in an attempt to "lock in" a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the fund anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the fund's portfolio. Financial futures and options contracts and the risks attendant to the fund's use thereof, are more completely described in Appendix B. The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the fund's portfolio securities. The fund believes that the Investment Manager possesses the skills necessary for the successful utilization of hedging and risk management transactions.

      The fund will not engage in the foregoing transactions for speculative purposes, but only in limited circumstances as a means to hedge risks associated with management of the fund's portfolio. Typically, investments in futures contracts and sales of futures options contracts require the fund to deposit in a custodial account a good faith deposit, known as "initial margin," in connection with its obligations in an amount of cash or specified debt securities which generally is equal to 1%-15% of the face amount of the contract, which initial margin requirement may be revised periodically by the applicable exchange as the volatility of the contract fluctuates. Thereafter, the fund must make additional deposits with the applicable financial intermediary equal to any net losses due to unfavorable price movements of the contract, and will be credited with an amount equal to any net gains due to favorable price movements. These additional deposits or credits are calculated and required daily and are known as "variation margin."


      The SEC generally requires that when investment companies, such as the fund, effect transactions of the foregoing nature, such funds must either segregate cash or liquid securities in the amount of their obligations under the foregoing transactions, or cover such obligations by maintaining positions in portfolio securities, futures contracts or options that would serve to satisfy or offset the risk of such obligations. When effecting transactions of the foregoing nature, the fund will comply with such segregation or cover requirements. There is no limitation on the percentage of the fund's assets which may be segregated with respect to such transactions.


      The fund will not enter into a futures contract or related option if, immediately after such investment, the sum of the amount of its initial margin deposits and premiums on open contracts and options would exceed 5% of the fair market value


                                                                              19
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Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------

of the fund's total assets after taking into account unrealized profits and unrealized losses on any such contracts. The fund may, however, invest more than such amount in the future if it obtains authority to do so from the appropriate regulatory agencies without requiring the fund to register as a commodity pool operator or adversely affecting its status as an investment company for federal securities law or income tax purposes.

      All of the foregoing transactions present certain risks. In particular, the variable degree of correlation between price movements of futures contracts and price movements in the securities being hedged creates the possibility that losses on the hedge may be greater than gains in the value of the fund's securities. In addition, these instruments may not be liquid in all circumstances and generally are closed out by entering into offsetting transactions rather than by delivery or cash settlement at maturity. As a result, in volatile markets, the Fund may not be able to close out a transaction on favorable terms or at all. Although the contemplated use of those contracts should tend to reduce the risk of loss due to a decline in the value of the hedged security, at the same time the use of these contracts could tend to limit any potential gain which might result from an increase in the value of such security. Finally, the daily deposit requirements for futures contracts and sales of futures options contracts create an ongoing greater potential financial risk than do option purchase transactions, where the exposure is limited to the cost of the premium for the option.

      Successful use of futures contracts and options thereon by the fund is subject to the ability of the Investment Manager to predict correctly movements in the direction of interest rates and other factors affecting securities markets. If the Investment Manager's expectations are not met, the fund would be in a worse position than if a hedging strategy had not been pursued. For example, if the fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet such requirements. Such sales of securities may be, but will not necessarily be, at increased prices which reflect the rising market. The fund may have to sell securities at a time when it is disadvantageous to do so.

      In addition to engaging in transactions utilizing options on futures contracts, the fund may purchase put and call options on securities and, as developed from time to time, on interest indices and other instruments. Purchasing options may increase investment flexibility and improve total return, but also risks loss of the option premium if an asset the fund has the option to buy declines in value or if an asset the fund has the option to sell increases in value.


20
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Investment Objective and Management Policies (continued)
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      New options and future contracts and other financial products and various combinations thereof continue to be developed and the fund may invest in any such options, contracts and products as may be developed to the extent consistent with its investment objective and the regulatory requirements applicable to investment companies.

      Gains, if any, recognized or deemed to be recognized by the fund from its hedging activities will be taxable income of the fund. See "Taxation" and "Dividends and Distributions; Dividend Reinvestment Plan."


      When-lssued and Delayed Delivery Transactions. The fund may purchase municipal securities on a "when-issued" and "delayed delivery" basis. No income accrues to the fund on municipal securities in connection with such transactions prior to the date the fund actually takes delivery of such securities. These transactions are subject to market fluctuation; the value of the municipal securities at delivery may be more or less than their purchase price, and yields generally available on municipal securities when delivery occurs may be higher than yields on the municipal securities obtained pursuant to such transactions. Because the fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the fund is the buyer in such a transaction, however, it will maintain, in a segregated account, cash, or liquid securities, having a value equal to or greater than the fund's purchase commitments, provided such securities have been determined by the Investment Manager to be liquid and unencumbered, and are marked to market daily, pursuant to guidelines established by the Directors. The fund will make commitments to purchase municipal securities on such basis only with the intention of actually acquiring these securities, but the fund may sell such securities prior to the settlement date if such sale is considered to be advisable.

      To the extent that the fund engages in "when-issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring securities for the fund's portfolio consistent with the fund's investment objective and policies. However, although the fund does not intend to engage in such transactions for speculative purposes, purchases of securities on such basis may involve more risk than other types of purchases. For example, if the fund determines it is necessary to sell the "when-issued" or "delayed delivery" securities before delivery, it may realize a gain or incur a loss because of market fluctuations since the time the commitment to purchase such securities was made. Subject to the requirement of maintaining a segregated account, no specified limitation exists as to the percentage of the fund's assets which may be used to acquire securities on a "when-issued" or "delayed delivery" basis. A significant percentage of the fund's assets committed to the purchase of securities on a "when-issued" "delayed delivery" basis may increase the volatility of the fund's net asset value and may limit the flexibility to manage the fund's investments.


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Investment Objective and Management Policies (continued)
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      RISK FACTORS AND SPECIAL CONSIDERATIONS

      There are risks associated with an investment in the fund. You should consider whether the fund is an appropriate investment for you. The fund invests substantially all of its assets in municipal obligations, and circumstances or events that affect the value of municipal obligations will affect the fund's net asset value.

Interest rate sensitivity

      o Municipal obligations are fixed-income securities which are sensitive to changes in interest rates. Generally, when interest rates are rising, the value of the fund's fixed-income securities can be expected to decrease. When interest rates are declining, the value of the fund's fixed-income securities can be expected to increase. The fund's net asset value may fluctuate in response to the increasing or decreasing value of the fund's fixed-income securities.

Less liquid markets for some municipal obligations

      o The market for municipal obligations may be less liquid than for corporate bonds. The market for special obligation bonds, lease obligations, participation certificates and variable rate instruments, which the fund may purchase, may be less liquid than for general obligation bonds.

      o Liquid secondary trading in unrated municipal obligations may not exist. The fund may not be able to sell these securities when the manager determines it appropriate.

      o Less liquid markets tend to be more volatile and react more negatively to adverse publicity and investor perception than more liquid markets. If markets are less liquid, the fund may not be able to dispose of municipal obligations in a timely manner and at a fair price.

      o There may be no established trading markets for certain municipal obligations, and trading in these securities may be relatively inactive. Some of the fund's investments may be restricted as to resale. Although restricted securities may be sold in private transactions, a security's value may be less than the price originally paid by the fund. The ability of the manager to value illiquid or restricted securities will be more difficult and the manager's judgment may play a greater role in their valuation.

Issuer of a municipal obligation may default on its obligation to pay


      o The issuer of a municipal obligation may not be able to make timely payments of interest and principal because of general economic downturns or adverse allocation of government cost burdens. If an issuer did not make timely payments, the fund would not receive the anticipated income from the investment and the value of the investment might be reduced. This could result in a decrease in the fund's net asset value. This risk of default may be greater for private activity bonds or other municipal obligations whose payments are dependent upon a specific source of revenue.



22
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Investment Objective and Management Policies (continued)
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      o     Even if the issuer does not actually default, adverse changes in the issuer's financial condition may negatively affect its credit rating or presumed creditworthiness. These developments would adversely affect the market value of the issuer's obligations.

Issuer of a municipal obligation declares bankruptcy

      o The issuer of a municipal obligation might declare bankruptcy and the fund could experience delays collecting interest and principal. To enforce its rights, the fund might be required to take possession of and manage the assets securing the issuer's obligation. This may increase the fund's expenses, reduce its net asset value and increase the amount of the fund's distribution that are in taxable form.
      o If the fund took possession of a bankrupt issuer's assets, income derived from the fund's ownership and management of the assets may not be tax exempt. Shareholders may receive more of the total distributions from the fund in taxable form.
      o The fund might not be able to take possession of the assets of a bankrupt issuer because of laws protecting state and local institutions, limits on the investments the fund is permitted to make, and the nature of the income the fund is entitled to receive from its investments imposed on it by the Code. If the fund cannot take possession of the assets and enforce its rights, the value of the security may be greatly diminished. This could reduce the fund's net asset value.

Adverse governmental action

      o The U.S. government has enacted laws that have restricted or diminished the income tax exemption on some municipal obligations and it may do so again in the future. If this were to happen, shareholders could receive more of the distributions from the fund in taxable form.

Other

      o The issuer of a municipal obligation may be obligated to redeem the security at face value, but if the fund paid more than face value for the security, the fund may lose money on the security when it is sold.

      o Market rates of interest may be lower for municipal obligations than for taxable securities but this may be offset by the federal income tax on income derived from taxable securities.

      o There may be less extensive information available about the financial condition of issuers of municipal obligations than for corporate issuers with publicly traded securities.

      The fund may invest in municipal leases that have special risks not associated with municipal obligations.

      o These leases frequently contain clauses that permit the governmental issuer to stop making interest and principal payments if money is not appropriated by the legislature annually or on some other periodic basis.

      o These leases are less liquid than municipal obligations and may be difficult to value and to sell at a fair price.

      o If the issuer is foreclosed, the assets securing these leases may be difficult to dispose of.

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------


When-Issued and Delayed Delivery Transactions


      The fund may use when-issued and delayed delivery transactions to purchase securities. The value of securities purchased in these transactions may decrease before they are delivered to the fund. Also, the yield on securities purchased in these transactions may be higher in the market when the delivery takes place.

Repurchase Agreements

      The fund may use repurchase agreements to manage its cash position. If the other party to the agreement defaults, the fund may not be able to sell the underlying securities. If the fund must assert its rights against the other party to recover the securities, the fund will incur unexpected expenses, risk losing the income on the security and bear the risk of loss in the value of the security.

Lending Securities

      If the party borrowing the fund's securities fails financially, the fund may be unable to recover the loaned securities.

Financial Futures and Options


      The fund may use financial futures contracts and options on these contracts to protect the fund from a decline in the price of municipal obligations it owns or an increase in the price of a municipal obligation it plans to buy. There are risks associated with futures and options transactions.


      o Because it is not possible to perfectly correlate the price of the securities being hedged with the price movement in a futures contract, it is not possible to provide a perfect offset on losses on the futures contract or the option on the contract.

      o Because there is imperfect correlation between the fund's securities that are hedged and the futures contract, the hedge may not be fully effective. Losses on the fund's security may be greater than gains on the futures contract, or losses on the futures contract may be greater than gains on the securities subject to the hedge.

      o To compensate for imperfect correlation, the fund may over-hedge or under-hedge by entering into a futures contract or options on futures contracts in dollar amounts greater or lesser than the dollar amounts of the securities being hedged. If market movements are not as anticipated, the fund could lose money from these positions.

      o If the fund hedges against an increase in interest rates, and rates decline instead, the fund will lose all or part of the benefit of the increase in value of the securities it hedged because it will have offsetting losses in its futures or options positions. Also, in order to meet margin requirements, the fund may have to sell securities at a time it would not normally choose

--------------------------------------------------------------------------------
Investment Objective and Management Policies (continued)
--------------------------------------------------------------------------------


      Year 2000. The investment management services provided to the fund by the manager and the services provided to shareholders by Salomon Smith Barney depend on the smooth functioning of their computer systems. Many computer software systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the fund's operations, including the handling of securities trades, pricing and account services.The cost of addressing the year 2000 issue, if substantial, could also adversely affect the governments and municipalities that issue securities held by the fund. The manager and Salomon Smith Barney have advised the fund that they have been reviewing all of their computer systems and actively working on necessary changes to their systems to prepare for the year 2000 and expect that their systems will be compliant before that date. In addition, the manager has been advised by the fund's custodian, transfer agent and accounting service agent that they are also in the process of modifying their systems with the same goal. There can, however, be no assurance that the manager, Salomon Smith Barney or any other service provider will be successful, or that interaction with other non-complying computer systems will not impair fund services at that time.


--------------------------------------------------------------------------------
Investment Restrictions
--------------------------------------------------------------------------------

      The following investment restrictions of the fund are fundamental and cannot be changed without the approval of the holders of a majority of the fund's outstanding voting securities as defined in the 1940 Act. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values will not be considered a deviation from policy. The fund may not:

      1. Purchase securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities) of any issuer if as a result of the purchase more than 5% of the value of the fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the fund's total assets may be invested without regard to this 5% limitation.

      2. Invest more than 25% of its total assets in a single industry; however, as described above under "Investment Objective and Management Policies," the fund may from time to time invest more than 25% of its total assets in a particular segment of the municipal securities market or in obligations of issuers located in the same state.

      3. Issue senior securities if such issuance is specifically prohibited by the 1940 Act or the rules and regulations thereunder.

--------------------------------------------------------------------------------
Investment Restrictions (continued)
--------------------------------------------------------------------------------

      4. Borrow money in excess of 331/3% of its total assets (including the amount of money borrowed but excluding any liabilities and indebtedness not constituting senior securities) except that the fund may borrow up to an additional 5% of its total assets for temporary purposes; pledge its assets other than to secure such borrowings or in connection with when-issued and forward commitment transactions and similar investment strategies.

      5. Make loans of money or property to any person, except to the extent that the securities in which the fund may invest are considered to be loans and except that the fund may lend money or property in connection with the maintenance of the value of or the fund's interest with respect to the municipal securities owned by the fund.

      6. Buy any securities "on margin." Neither the deposit of initial or variation margin in connection with hedging and risk management transactions nor short-term credits as may be necessary for the clearance of transactions is considered the purchase of a security on margin.

      7. Sell any securities "short," write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except as described under the heading "Investment Objective and Management Policies -- Investment Techniques" and in Appendix B to this Prospectus.

      8. Act as an underwriter of securities, except to the extent that the fund may be deemed to be an underwriter in connection with the sale of securities held in its portfolio.

      9. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the fund of its rights under agreements related to municipal securities would be deemed to constitute such control or participation.

      10. Invest in securities of other investment companies in an amount exceeding the limitation set forth in the 1940 Act and the rules thereunder, except as part of a merger, consolidation or other acquisition.

      11. Invest in equity interests in oil, gas or other mineral exploration or development programs except pursuant to the exercise by the fund of its rights under agreements relating to municipal securities.

      12. Purchase or sell real estate, commodities or commodity contracts, except to the extent that the municipal securities the fund may invest in are considered to be interests in real estate, commodities or commodity contracts, or to the extent that the fund exercises its rights under agreements relating to such municipal securities (in which case the fund may liquidate real estate acquired as a result of default on a mortgage).

      The fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable

--------------------------------------------------------------------------------
Investment Restrictions (continued)
--------------------------------------------------------------------------------

in view of prevailing or anticipated market conditions to accomplish the fund's investment objective. For example, the fund may sell portfolio securities in anticipation of a movement in interest rates. Other than for tax purposes, frequency of portfolio turnover will not be a limiting factor if the fund considers it advantageous to purchase or sell securities, which must be borne by the fund and its shareholders. High portfolio turnover may also result in the realization of substantial net short-term capital gains, and any distributions resulting from such gains will be taxable at ordinary income rates for federal income tax purposes.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------

      The Fund's Common Stock is listed on the AMEX under the symbol "SBI." Salomon Smith Barney intends to buy and sell the fund's shares in order to make a market in the Common Stock.

      The following table sets forth for the Fund's Common Stock the following information for each quarterly period during the last two fiscal years and for the first quarter of 1999: high and low sales prices and net asset values; sales price and net asset value at quarter-end; and the premium (discount) of the sales price to net asset value at quarter-end.


                                                     AMEX
                        AMEX             NAV       Price at   NAV at
                        Price           Price      Quarter-  Quarter-  Premium
Three Months Ended      Range           Range        End       End    (Discount)
===============================================================================
 3/31/97           $ 9.56 - 10.13  $10.34 - 10.59   $ 9.88   $10.36     (4.63)%
 6/30/97             9.63 - 10.13   10.33 - 10.57    10.13    10.48     (3.34)
 9/30/97            10.00 - 10.75   10.49 - 10.66    10.31    10.61     (2.83)
12/31/97            10.13 - 10.75   10.56 - 10.74    10.56    10.64     (0.75)
 3/31/98            10.06 - 11.00   10.55 - 10.78    10.06    10.58     (4.92)
 6/30/98             9,75 - 10.25   10.46 - 10.67    10.00    10.60     (5.66)
 9/30/98            10.00 - 10.38   10.57 - 10.75    10.38    10.75     (3.44)
12/31/98            10.38 - 10.75   10.58 - 10.85    10.69    10.61     (0.75)
 3/31/99                       --              --       --       --        --
===============================================================================

      As of April 2, 1999, the price per share of Common Stock as quoted on the AMEX was $____, representing a _____% discount to the Common Stock's net asset value calculated on that day.


      Since the Fund's commencement of operations, the Fund's Common Stock has traded in the market at prices that were at times above, but generally were below, net asset value.

--------------------------------------------------------------------------------
Management of the Fund
--------------------------------------------------------------------------------

DIRECTORS AND OFFICERS


      The business and affairs of the fund, including the general supervision of the duties performed by the manager under the investment management
Agreement, are the responsibility of the fund's board of directors. The directors and officers of the fund, their addresses and their principal occupations for at least the past five years are set forth below.


                           Positions Held              Principal Occupations
Name and Address           with the Fund          During Past Five Years and Age
================================================================================


*+Heath B. McLendon        Chairman of the        Managing Director of Salomon
  388 Greenwich Street     Board of Directors,    Smith Barney; Director of 59
  New York, NY 10013       Chief Executive        investment companies
                           Officer and            associated with Salomon Smith
                           President              Barney; Chairman of the Board
                                                  of Smith Barney Strategy
                                                  Advisers Inc. and President of
                                                  SSBC and Travelers Investment
                                                  Adviser, Inc. ("TIA").
                                                  Formerly Senior Executive Vice
                                                  President of Shearson Lehman
                                                  Brothers Inc. and Vice
                                                  Chairman of Shearson Asset
                                                  Management; 65.


+Donald R. Foley           Director               Retired; Director of ten
 3668 Freshwater Drive                            investment companies
 Jupiter, FL 33477                                associated with Salomon Smith
                                                  Barney. Formerly Vice
                                                  President of Edwin Bird
                                                  Wilson, Incorporated
                                                  (advertising); 76.

+Paul Hardin               Director               Professor of Law at the
 12083 Morehead                                   University of North Carolina
 Chapel Hill, NC 27514                            at Chapel Hill; Director of
                                                  twelve investment companies
                                                  associated with Salomon Smith
                                                  Barney and a Director of The
                                                  Summit Bancorporation.
                                                  Formerly Chancellor of the
                                                  University of North Carolina
                                                  at Chapel Hill; 67.

+Roderick C. Rasmussen     Director              Investment Counselor; Director
 9 Cadence Court                                 of ten investment companies
 Morristown, NJ 07960                            associated with Salomon Smith
                                                 Barney. Formerly Vice
                                                 President of Dresdner and
                                                 Company Inc. (Investment
                                                 counselors); 72.

================================================================================

* Denotes a director who is an "interested person" of the Fund as defined in the 1940 Act.
+ Director, trustee and/or general partner of other investment companies registered under the 1940 Act with which Salomon Smith Barney is affiliated.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------

                           Positions Held              Principal Occupations
Name and Address           with the Fund          During Past Five Years and Age
================================================================================


+John P. Toolan           Director                Retired; Director of ten
 13 Chadwell Place                                investment companies
 Morristown, NJ 07960                             associated with Smith Barney;
                                                  Trustee of John Hancock Funds.
                                                  Formerly Director and Chairman
                                                  of Smith Barney Trust Company,
                                                  Director of Smith Barney and
                                                  MMC and Senior Executive Vice
                                                  President, Director and Member
                                                  of the Executive Committee of
                                                  Smith Barney; 68.

Lewis E. Daidone          Senior Vice President,  Managing Director of Salomon
388 Greenwich Street      Chief Financial and     Smith Barney, Senior Vice
New York, NY 10013        Accounting Officer and  President and Treasurer of
                          Treasurer               certain investment companies
                                                  associated with Salomon Smith
                                                  Barney; Director and Senior
                                                  Vice President of SSBC and
                                                  TIA; 41.

Peter Coffey              Vice President and      Managing Director of Salomon
388 Greenwich Street      Investment Officer      Smith Barney; Vice President
New York, NY 10013                                of SSBC and certain other
                                                  investment companies
                                                  associated with Salomon Smith
                                                  Barney; 54.

Paul Brook                Controller and          Director of Salomon Smith
388 Greenwich Street      Assistant Secretary     Barney and Controller and
New York, NY 10013                                Assistant Secretary of certain
                                                  other investment companies
                                                  associated with Salomon Smith
                                                  Barney since 1998; Prior to
                                                  1998 Managing Director of AMT
                                                  Capital Services Inc.; Prior
                                                  to 1997, Partner with Ernst &
                                                  Young LLP; 45.


Christina T. Sydor         Secretary              Managing Director of Salomon
388 Greenwich Street                              Smith Barney and Secretary of
New York, NY 10013                                certain investment companies
                                                  associated with Salomon Smith
                                                  Barney; Secretary and General
                                                  Counsel of SSBC and TIA; 48.

================================================================================

+ Director, trustee and/or general partner of other investment companies registered under the 1940 Act with which Salomon Smith Barney is affiliated.

      Fees for directors who are not "interested persons" of the fund and who are directors of a group of funds sponsored by Salomon Smith Barney are set at $42,000 per annum and are allocated based on relative net assets of each fund in the group. In addition, these directors receive $100 per fund or portfolio for each day of board meetings attended plus travel and out-of-pocket expenses incurred in connection with board meetings. The board meeting fees and out-of-pocket expenses are borne equally by each individual fund or portfolio in the group.

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------

      The following table shows the compensation paid by the fund to each person who was a director during the fund's most recent fiscal year (from January 1, 1998 to December 31, 1998).

                               COMPENSATION TABLE


                                                                             Total
                                          Pension or                       Number of
                                          Retirement          Total        Funds for
                          Aggregate    Benefits Accrued   Compensation   Which Person
                        Compensation      as part of          from       Serves Within
   Name of Person         from Fund      Fund Expenses    Fund Complex   Fund Complex
   --------------       ------------   ----------------   ------------   -------------
Joseph H. Fleiss+#         $299               $0            $32,943           10
Donald R. Foley+            768                0             57,100           10
Paul Hardin                 568                0             71,400           12
Francis P. Martin+           --                0                 --           10
Heath B. McLendon*            0                0                  0           59
Roderick C. Rasmussen       768                0             57,100           10
John P. Toolan+             668                0             54,700           10

-----------
*     Designates a director who is an "interested person" of the Fund.

+ Pursuant to a deferred compensation plan, the indicated persons elected to defer the following amounts of their compensation from the Fund: Donald R.
      Foley: $34, and John P. Toolan: $668, and the following amounts of their total compensation from the Fund Complex: Donald R. Foley: $21,000, and John P. Toolan: $54,700.

# Director emeritus. Upon attainment of age 72 the fund's current directors may elect to change to emeritus status. Any directors elected or appointed to the board of directors in the future will be required to change to emeritus status upon attainment of age 80. Directors emeritus are entitled to serve in emeritus status for a maximum of 10 years during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to the fund directors, together with reasonable out-of-pocket expenses for each meeting attended. During the fund's last fiscal year aggregate compensation from the fund to emeritus directors (other than Mr. Fleiss who is covered in the table above) totaled $76.

      At the close of business on March 3, 1999, 8,080,136 shares of Common Stock or 96.6% of the Fund's total shares outstanding on that date were held in accounts of, but were not beneficially owned by, CEDE & Co., P.O. Box 20, Bowling Green Station, NY, NY 10004. As of that date, the officers and Board members of the fund beneficially owned less than 1% of the outstanding shares of the fund.


      INVESTMENT MANAGER


      SSBC serves as the fund's investment manager. SSBC (through its predecessors) has been in the investment counseling business since 1934 and is a registered investment adviser. SSBC was incorporated in 1968 and currently manages investment companies that had total assets in excess of $115 billion as of January 31, 1999, of which approximately $8.7 billion consisted of municipal bond portfolios.

      Pursuant to the investment management agreement, the fund has retained the manager to manage the investment of the fund's assets and to provide such

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


investment research, advice and supervision, in conformity with the fund's investment objective and policies, as may be necessary for the investment activities of the fund. The manager also administers the fund's corporate affairs subject to the supervision of the fund's board of directors and in connection therewith furnishes the fund with office facilities together with such ordinary clerical and bookkeeping services (e.g., preparation of annual and other reports to shareholders and the SEC and filing of federal, state and local income tax returns) as are not being furnished by the fund's custodian.

      The management agreement provides, among other things, that the manager will bear all expenses of its employees and overhead incurred in connection with its duties under the management agreement, other than those assumed by the fund, as described below, and will pay all director's fees and salaries of the fund's directors and officers who are affiliated persons (as such term is defined in the 1940 Act) of the manager.

      The management agreement provides that the fund shall pay to the manager a monthly fee in arrears equal to 0.60% per annum of the fund's average daily net assets at the end of each month.

      Although the manager intends to devote such time and effort to the business of the Fund as reasonably necessary to perform its duties to the fund, the services of the manager are not exclusive and the manager provides similar services to other investment companies and may engage in other activities.

      The management agreement also provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the manager is not liable to the fund or any of the Fund's shareholders for any act or omission by the manager in the supervision or management of its investment activities or for any loss sustained by the fund or the fund's shareholders.

      The management agreement will continue in effect for successive periods of 12 months, provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the fund's board of directors or the vote of a majority of the outstanding voting securities of the fund (as such term is defined in the 1940 Act) and (2) by the vote of a majority of the directors who are not parties to such agreement or interested persons (as such term is defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval. The management agreement may be terminated any time by the fund, without the payment of any penalty, upon the vote of a majority of the fund's board of directors or a majority of the outstanding voting securities of the fund or by the manager, on 60 days' written notice by either party to the other. The management agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act and the rules thereunder).

--------------------------------------------------------------------------------
Management of the Fund (continued)
--------------------------------------------------------------------------------


      For the years ended December 31, 1996, 1997 and 1998, the Fund paid $519,991, $522,436 and $532,649, respectively, in management fees to SSBC.

      Peter Coffey, Vice President and Investment Officer of the fund, is primarily responsible for management of the Fund's assets. Mr. Coffey is a Vice President of the Investment Manager and is the senior asset manager for ten other funds investing in tax-exempt securities with aggregate assets of approximately $2.4 billion as of February 28, 1999.

      Except as indicated above, the fund will pay all of its expenses, including fees of the directors not affiliated with the manager and board meeting expenses; fees of the manager; interest charges; taxes; charges and expenses of the fund's legal counsel and independent accountants, and of the transfer agent, registrar and dividend disbursing agent of the fund; expenses of repurchasing shares; expenses of printing and mailing share certificates, shareholder reports, notices, proxy statements and reports to governmental offices; brokerage and other expenses connected with the execution, recording and settlement of portfolio security transactions; expenses connected with negotiating of, effecting purchase or sale of, or registering privately issued portfolio securities; fees and expenses of the fund's custodian for all services to the fund, including safekeeping of funds and securities and maintaining required books and accounts; expenses of calculating and publishing the net asset value of the fund's common stock; expenses of membership in investment company associations; expenses of fidelity bonding and other insurance premiums; expenses of shareholders' meetings; SEC registration fees and state notice filing fees; American Stock Exchange listing fees; and its other business and operating expenses.


--------------------------------------------------------------------------------
Securities Transactions and Turnover
--------------------------------------------------------------------------------


      GENERAL


      Subject to the general supervision of the board of directors, the Investment Manager is responsible for decisions to buy and sell securities and the selection of broker-dealers to effect the transactions. The fund invests primarily in the over-the counter market. Securities are generally traded in the over-the-counter market on a "net" basis with dealers acting as principal for their own accounts without charging a stated commission, although the price of the security usually includes a profit to the dealer. The fund also purchases securities at times in underwritten offerings, where the price includes a fixed amount of compensation, generally referred to as the underwriter's concession or discount. On occasion, the fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid. The fund will not engage in any principal transactions with Salomon Smith Barney.

--------------------------------------------------------------------------------
Securities Transactions and Turnover (continued)
--------------------------------------------------------------------------------

      The Investment Manager currently serves as investment adviser to other investment companies, some of which invest principally in municipal securities. In the future it may act as investment adviser to other investment companies or accounts that invest in municipal securities. Although each investment company is individually managed, from time to time the Investment Manager may, to the extent permitted by law, allocate purchase or sale transactions among various investment companies and other accounts. In making such allocations the Investment Manager will consider, among other things, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities and the liquidity of the portfolio.

      The fund's policy regarding purchases and sales of securities for its portfolio is that primary consideration will be given to obtaining the most favorable prices consistent with efficient execution of transactions in seeking to implement the fund's policies. The Investment Manager will effect transactions with those dealers who the Investment Manager believes provide the most favorable prices and who are capable of providing efficient executions. Those factors that the Investment Manager believes contribute to efficient execution include size of the order, difficulty of execution, operational capabilities and facilities of the dealer involved, whether that dealer has risked its own capital in positioning a block of securities and the dealer's prior experience in effecting transactions of this type. If the Investment Manager believes such price and execution are obtainable from more than one dealer, it may give consideration to placing portfolio transactions with those dealers who also furnish research and other services to the Investment Manager. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale; statistical or factual information or opinions pertaining to investment; economic analysis; and appraisals or evaluations of portfolio securities.

      The information and services so received by the Investment Manager may be of benefit to the Investment Manager in the management of other accounts and may not in all cases benefit the fund directly. While the receipt of such information and services is useful in varying degrees and would generally reduce the amount of research or services otherwise performed by the Investment Manager and thus may reduce its expenses, it is of indeterminable value and the advisory fee paid to the Investment Manager is not reduced by any amount that may be attributable to the value of such services.

--------------------------------------------------------------------------------
Securities Transactions and Turnover (continued)
--------------------------------------------------------------------------------

      TURNOVER

      The fund cannot accurately predict its turnover rate, but anticipates that its annual turnover rate will not exceed 100%. The fund's turnover rate is calculated by dividing the lesser of the fund's sales or purchases of securities during a year (excluding any security the maturity of which at the time of acquisition is one year or less) by the average monthly value of the fund's securities for the year. Higher turnover rates can result in corresponding increases in the fund's transaction costs, which must be borne by the fund and its shareholders. High portfolio turnover may also result in the realization of substantial net short-term capital gains, and any distributions resulting from such gains will be taxable at ordinary income rates for Federal income tax purposes. The fund will not consider turnover rate a limiting factor in making investment decisions consistent with its investment objective and policies.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------


      The fund generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. From time to time, when the Fund makes a substantial capital gains distribution, it may do so in lieu of paying its regular monthly dividend. All dividends or distributions with respect to shares of common stock are reinvested automatically in additional shares through participation in the Fund's dividend reinvestment plan, unless a shareholder elects to receive cash.


      Under the Fund's dividend reinvestment plan, a shareholder whose shares of common stock are registered in his or her own name will have all distributions from the fund reinvested automatically by First Data as purchasing agent under the plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own common stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to Fund shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend-paying agent.

      The number of shares of common stock distributed to participants in the plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the common stock is equal to or exceeds the net asset value per share on the date of valuation, plan participants will be issued shares of common stock at a price equal to the greater of (1) the net asset value per share most recently determined as described under "Net Asset Value" or (2) 95% of the market price.

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------


      If the market price of the common stock is less than the net asset value of the common stock at the time of valuation (which is the close of business on the determination date), or if the fund declares a dividend or capital gains distribution payable only in cash, First Data will buy common stock in the open market, on the AMEX or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the common stock, First Data will attempt to terminate purchases in the open market and cause the fund to issue the remaining portion of the dividend or distribution by issuing shares at a price equal to the greater of (a) net asset value or (b) 95% of the then current market price. In this case, the number of shares of common stock received by a plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the fund issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the fund to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the common stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in common stock issued by the fund at net asset value. First Data will begin to purchase common stock on the open market as soon as practicable after the payment date of the dividend or capital gains distribution, but in no event shall such purchases continue later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.


      First Data maintains all shareholder accounts in the plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common stock in the account of each plan participant will be held by First Data in uncertificated form in the name of each plan participant.

      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Fund. No brokerage charges apply with respect to shares of common stock issued directly by the fund under the plan. Each plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to open market purchases made under the Plan.

      Experience under the plan may indicate that changes to it are desirable. The Fund reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The plan also may be amended or terminated by First Data, with the

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------

fund's prior written consent, on at least 30 days' written notice to plan participants. All correspondence concerning the plan should be directed by mail to First Data Investor Services Group, P.O. Box 8030, Boston, Massachusetts 02266 or by telephone at 1-800-331-1710.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------

      The net asset value per share of the fund's common stock is determined by calculating the total value of the fund's assets, deducting its total liabilities and dividing the result by the number of shares of common stock outstanding. The net asset value will be computed as of the close of regular trading on the New York Stock Exchange (NYSE) on each day that the NYSE is open. The fund reserves the right to calculate the net asset value more frequently if deemed desirable.

      The fund's securities will be valued on the basis of bid prices provided by a pricing service when the fund believes such prices reflect fair market value. Pricing services generally determine value by reference to transactions in municipal securities, quotations from municipal bond dealers, market transactions in comparable securities and various relationships between securities. If a pricing service is not used, municipal securities will be valued at the quoted bid prices provided by municipal bond dealers. Short-term instruments maturing within 60 days will be valued at cost plus amortized discount, if any, when the board of directors has determined that amortized cost equals fair value. Securities and other assets that are not priced by a pricing service and for which market quotations are not available will be valued in good faith at fair value by or under the direction of the board of directors.


      If any securities held by the fund are restricted as to resale, the manager will determine their fair value following procedures approved by the directors. The directors will periodically review such valuations and procedures. The fair value of such securities generally will be determined as the amount which the fund could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. The valuation procedures applied in any specific instance are likely to vary from case to case. However, consideration will be generally given to the financial position of the issuer and other fundamental analytical data relating to the investment and to the nature of the restrictions on disposition of securities (including any registration expenses that might be borne by the fund in connection with such disposition). In addition, specific factors also generally will be considered, such as the cost of the investment, the market value of any unrestricted securities of the same class (both at the time of purchase and at the time of valuation), the size of the holding, the prices of any recent transactions or offers with respect to such securities, and any available analysts' reports regarding the

--------------------------------------------------------------------------------
Net Asset Value (continued)
--------------------------------------------------------------------------------

issuer. Shares of closed-end investment companies frequently trade at a discount from net asset value, but in some cases trade at a premium. Since the market price of the fund's shares will be determined by such factors as trading volume of the shares, general market and economic conditions and other factors beyond the control of the fund, the fund cannot predict whether its shares will trade at, below or above its computed net asset value.

--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

      The discussion set out below of tax considerations generally affecting the Fund and its shareholders is intended to be only a summary and is not intended as a substitute for careful tax planning by prospective shareholders.

      TAXATION OF THE FUND AND ITS INVESTMENTS

      The fund has qualified and intends to continue to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Code"). In addition, the fund intends to satisfy each year conditions contained in the Code that will enable interest from municipal securities, excluded from gross income for federal income tax purposes with respect to the fund, to retain that tax-exempt status when distributed to the shareholders of the fund (that is, to be classified as "exempt-interest" dividends of the fund).


      As a regulated investment company, the fund pays no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Fund must, among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gain in excess of net realized long-term capital loss) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, and other income (including, but not limited to, gains from options, futures and forward contracts) derived with respect to the fund's business of investing in securities; and (3) diversify its holdings so that, at the end of each fiscal quarter of the fund (a) at least 50% of the market value of the fund's assets is represented by cash, U.S. Government securities, securities of other regulated investment companies, and other securities, with those other securities limited, with respect to any one issuer, to an amount no greater than 5% of the fund's assets and 10% of the outstanding voting securities of such issuer, (b) not more than 25% of the market value of the fund's assets is invested in the securities of any one issuer (other than U.S.

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

Government securities or securities of other regulated investment companies) or of two or more issuers that the fund controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the fund is subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The fund pays dividends and distributions necessary to avoid the application of this excise tax.

      As described above, the fund may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the fund and, thus, will affect the amount of capital gains distributed to the fund's shareholders.


      For federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the Fund may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule, gain or loss on Section 1256 Contracts is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the fund and the amount of distributions taxable to a shareholder. Moreover, if the Fund invests in both Section 1256 Contracts and offsetting positions in those contracts, then the fund might not be able to receive the benefit of certain realized losses for an indeterminate amount of time. The fund expects that its activities with respect to Section 1256 Contracts and offsetting positions in those Contracts (1) will not cause it or its shareholders to be treated as receiving a materially greater amount of capital gains or distributions than actually realized or received and (2) will permit it to use substantially all of its losses for the fiscal years in which the losses actually occur (to the extent it realizes corresponding gains in such years).


      TAXATION OF THE FUND'S STOCKHOLDERS

      Dividends by the fund, other than dividends from taxable investments and market discount on municipal securities and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objectives and Management Policies -- Investment Techniques," are derived from interest on municipal securities and are exempt-interest dividends that may be excluded by shareholders from their gross income for federal income tax purposes if the fund satisfies certain asset percentage requirements. Distributions of the fund's net realized short-term capital gains are taxable to shareholders of the fund as ordinary income, and distributions of net realized long-term capital gains are taxable to shareholders as long-term capital gains, regardless of the length of time shareholders have held shares of common

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------


stock and whether the distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his shares of common stock will be a long-term gain or loss if he has held his shares for more than one year and will be a short-term capital gain or loss if he has held his shares for one year or less. Long-term capital gains of individual shareholders is generally subject to a maximum 20% capital gains tax rate. Dividends and distributions paid by the fund do not qualify for the federal dividends-received deduction for corporations.


      EXEMPT-INTEREST DIVIDENDS

      Interest on indebtedness incurred by a shareholder to purchase or carry shares of common stock is not deductible for federal income tax purposes to the extent it is deemed related to exempt-interest dividends. If a shareholder receives exempt-interest dividends with respect to any share of common stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder, if he receives exempt-interest dividends, to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the fund that represents income derived from private activity bonds held by the fund may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the fund's exempt-interest dividends may be excluded by shareholders from their gross income for federal income tax purposes, some or all of the fund's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes. The receipt of dividends and distributions from the fund may affect a foreign corporate shareholder's federal "branch profits" tax liability and the federal "excess net passive income" tax liability of a shareholder of an S corporation. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a federal alternative minimum tax, the federal "branch profits" tax, or the federal "excess net passive income" tax.

      DIVIDEND REINVESTMENT PLAN


      A shareholder of the fund receiving dividends or distributions in additional shares purchased in the open market pursuant to the plan should be treated for federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives, and should have a cost basis in the shares received equal to that amount. A shareholder of the fund receiving dividends or distributions in additional shares

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------


issued directly by the fund pursuant to the plan should be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the issued shares on the payment date, and should have a cost basis in the shares received equal to that amount.

      STATEMENTS AND NOTICES


      Statements as to the tax status of the dividends and distributions received by shareholders of the fund are mailed annually. These statements show the dollar amount of income excluded from federal income taxes and the dollar amount, if any, subject to federal income taxes including the amount, if any, of long-term capital gains distributions. The statements will also designate the amount of exempt-interest dividends that are a specific preference item for purposes of the federal individual and corporate alternative minimum taxes. The fund will notify shareholders annually as to the interest excluded from federal income taxes earned by the fund with respect to those states and possessions in which the fund has or had investments. The dollar amount of dividends paid by the fund that is excluded from federal income taxation and the dollar amount of dividends paid by the fund that is subject to federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the fund. To the extent that the fund earns taxable net investment income, it intends to designate as taxable dividends the same percentage of each day's dividend as its taxable net investment income bears to its total net investment income earned on that date. Therefore, the percentage of each day's dividend designated as taxable, if any, may vary from day to day.

      BACKUP WITHHOLDING

      If a shareholder fails to furnish a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of Common Stock. An individual's taxpayer identification number is his social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's federal income tax liability.

--------------------------------------------------------------------------------
Description of Shares
--------------------------------------------------------------------------------

      The fund was incorporated under the laws of the State of Maryland on December 19, 1991 by its articles of incorporation. The Articles of Incorporation authorize issuance of the common stock. The articles of incorporation provide that the fund shall continue without limitation of time.

      COMMON STOCK


                                                                   Amount
                                                                 Outstanding
                                                             Exclusive of Shares
                                                            Held by Fund for Its
                                          Amount Held         Own Account as of
                          Shares        by Fund for Its           March 3,
   Title of Class       Authorized        Own Account               1999
================================================================================
Common Stock            100,000,000            0                8,346,164.706


      No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus.

      The fund has authorized capital of 100 million shares, all of which are currently designated as common stock, par value $.001 per share. Unissued shares of capital stock may be reclassified by the board of directors without a shareholder vote into one or more classes of preferred or other stock with no restrictions on the rights and preferences of any such classes except as may be imposed by the 1940 Act or Maryland law.

      Shares of common stock, when issued, are fully paid and nonassessable. Shareholders are entitled to one vote for each share of common stock held for the election of directors and other matters submitted to shareholders. There are no preemptive rights. Each share of common stock is entitled to participate equally in the net distributable assets of the fund upon liquidation or termination.

      The fund has no present intention of making a secondary offering of common stock. Other offerings of its common stock, if made, will require approval of the fund's Board of Directors. Any additional offering will be subject to the requirements of the 1940 Act that such common stock may not be issued at a price below the then current net asset value, exclusive of underwriting discounts and commissions, except in connection with an offering to existing shareholders or with the consent of the holders of a majority of the fund's outstanding voting securities.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and Market Discount
--------------------------------------------------------------------------------

      ANTI-TAKEOVER PROVISIONS

      The fund presently has provisions in its articles of incorporation and bylaws (commonly referred to as "anti-takeover" provisions) which may have the effect of limiting the ability of other entities or persons to acquire control of the fund, to cause it to engage in certain transactions or to modify its structure.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
and Market Discount (continued)
--------------------------------------------------------------------------------


      The board of directors is classified into three classes, each with a term of three years with only one class of directors standing for election in any year. Such classification may prevent replacement of a majority of the directors for up to a two year period. Directors may be removed from office only for cause by vote of at least 75% of the shares entitled to be voted on the matter. In addition, unless 70% of the board of directors approves the transaction, the affirmative vote of the holders of at least 75% of the shares will be required to authorize the fund's conversion from a closed-end to an open-end investment company, or generally to authorize any of the following transactions: (i) merger, consolidation or share exchange of the fund with or into any other corporation; (ii) dissolution or liquidation of the fund; (iii) sale, lease, exchange or other disposition of all or substantially all of the assets of the fund; (iv) change in the nature of the business of the fund so that it would cease to be an investment company registered under the 1940 Act; or (v) sale, lease or exchange to the fund, in exchange for securities of the fund, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000). The affirmative vote of at least 75% of the shares will be required to amend the Articles of Incorporation or Bylaws to change any of the foregoing provisions.


      The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make more difficult a change in the fund's business or management and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the fund in a tender offer or similar transaction. The fund's board of directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

      MARKET DISCOUNT


      Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the fund. As a result, the market price of the fund's shares may be greater or less than the net asset value. From March 12, 1993 through April 2, 1999, the fund's shares have traded from a premium of ___% to a market discount of ____%.


      Some closed-end companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
and Market Discount (continued)
--------------------------------------------------------------------------------

      The fund's board of directors has seen no reason to adopt any of the steps, which some other closed-end funds have used to address the discount. In addition, the experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the Fund's shares to trade at a price equal to their net asset value.

--------------------------------------------------------------------------------
Custodian, Transfer Agent, Dividend-Paying Agent, Registrar and Plan Agent
--------------------------------------------------------------------------------

      PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as the fund's custodian and has custody of all securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income, and payment for securities bought and sold by the fund. First Data, located at One Exchange Place, Boston, Massachusetts 02109, serves as the Fund's transfer agent, dividend-paying agent and registrar. First Data also serves as agent in connection with the Plan.

--------------------------------------------------------------------------------
Reports to Shareholders
--------------------------------------------------------------------------------

      The fund sends unaudited quarterly and audited annual reports to the holders of its securities, including a list of investments held.

--------------------------------------------------------------------------------
Independent Auditors
--------------------------------------------------------------------------------

      KPMG LLP, 345 Park Avenue, New York, New York 10154, has been selected as the Fund's independent auditors to examine and report on the financial statements and financial highlights of the Fund for its fiscal year ending December 31, 1999.

--------------------------------------------------------------------------------
Additional Information
--------------------------------------------------------------------------------

      This Prospectus does not contain all of the information set forth in the Registration Statement filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of any applicable fee prescribed by its Rules and Regulations.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------


                         DESCRIPTION OF MOODY'S, S&P AND
                            FITCH IBCA, INC. RATINGS


      DESCRIPTION OF MOODY'S MUNICIPAL BOND RATINGS:

      Aaa--Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as `"gilt edge." Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

      Aa--Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

      A--Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

      Baa--Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

      Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

      DESCRIPTION OF MOODY'S MUNICIPAL NOTE RATINGS:

      Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short~term credit risk and long-term risk. Loans bearing the designation MIG 1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the description MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

      DESCRIPTION OF MOODY'S COMMERCIAL PAPER RATINGS:

      The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime-1 (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rates Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.

      DESCRIPTION OF S&P MUNICIPAL BOND RATINGS:

      AAA--These bonds are the obligations of the higher quality and have the strongest capacity for timely payment of debt service.

      General Obligation Bonds rated AAA--In a period of economic stress, the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

      Revenue Bonds Rated AAA--Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

      AA--The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

      A--Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the third strongest capacity for payment of debt service.

      General Obligation Bonds Rated A--There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

      Revenue Bonds Rated A--Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appearance appears adequate.

      BBB--The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity or payment of debt service.

      S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA category.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

      DESCRIPTION OF S&P MUNICIPAL NOTE RATINGS:

      Municipal notes with maturities of three years or less are usually given note ratings (designated SP1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

      DESCRIPTION OF S&P COMMERCIAL PAPER RATINGS:

      Commercial paper rated A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is strong, but the relative degree of safety is not as high as for issues designated A-1.


      DESCRIPTION OF FITCH IBCA, INC. MUNICIPAL BOND RATINGS:


      AAA -- Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong capacity for timely payment of financial commitments, which is highly unlikely to be adversely affected by foreseeable events.

      AA -- Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

      A -- Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

      BBB -- Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to impair this capacity. This is the lowest investment grade category assigned by Fitch.

      Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

      DESCRIPTION OF FITCH SHORT-TERM RATINGS:

      Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

      The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitments in a timely manner.

      Fitch's short-term ratings are as follows:

      F1 + -- Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments. The "+" denotes an exceptionally strong credit feature.

      F1 -- Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

      F2 -- Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

      F3 -- The capacity for time timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

--------------------------------------------------------------------------------
Appendix B
--------------------------------------------------------------------------------

                               OPTIONS AND FUTURES

      General. The Fund may engage in futures and options transactions in accordance with its investment objective and policies. The Fund may engage in such transactions if it appears advantageous to the Investment Manager to do so in order to pursue its investment objective, to hedge against the effects of market conditions and to stabilize the value of its assets. The Investment Manager may also decide not to engage in any of these investment practices. The use of futures and options, and the possible benefits and attendant risks are discussed below, along with information concerning certain other investment policies and techniques.

      Financial Futures Contracts. The Fund may enter into financial futures contracts for the future delivery of a financial instrument, such as a security, or the cash value of a securities index. This investment technique is designed primarily to hedge (i.e., protect) against anticipated future changes in market conditions which otherwise might adversely affect the value of securities which the Fund holds or intends to purchase. A "sale" of a futures contract means the undertaking of a contractual obligation to deliver the securities, or the cash value of an index, called for by the contract at a specified price during a specified delivery period. A "purchase" of a futures contract means the undertaking of a contractual obligation to acquire the securities, or cash value of an index, at a specified price during a specified delivery period. At the time of delivery, in the case of fixed income securities pursuant to the contract, adjustments are made to recognize differences in value arising from the delivery of securities with a different interest rate than that specified in the contract. In some cases, securities called for by a futures contract may not have been issued at the time the contract was written.

      Although some financial futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual commitment is closed out before delivery without having to make or take delivery of the security. The offsetting of a contractual obligation is accomplished by purchasing (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same period. Such a transaction cancels the obligation to make or take delivery of the securities. All transactions in the futures market are made, offset or fulfilled through a clearing house associated with the exchange on which the contracts are traded. The Fund will incur brokerage fees when it purchases or sells contracts, and will be required to maintain margin deposits. Futures contracts entail risk. If the Investment Manager's judgment about the general direction of securities markets or interest rates is wrong, the Fund's overall performance may be poorer than if the Fund had not entered into such contracts.

      There may be an imperfect correlation between movements in prices of futures contracts and portfolio securities being hedged. In addition, the market prices of futures contracts may be affected by certain factors. If participants in the futures

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

market elect to close out their contracts through offsetting transactions rather than meet margin requirements, distortions in the normal relationship between the securities and futures markets could result. Price distortions could also result if investors in futures contracts decide to make or take delivery of underlying securities rather than engage in closing transactions due to the resultant reduction in the liquidity of the futures market. In addition, because from the point of view of speculators, the margin requirements in the futures market may be less onerous than margin requirements in the cash market, increased participation by speculators in the futures market could cause temporary price distortions. Due to the possibility of price distortions in the futures market and because of the imperfect correlation between movements in the prices of securities and movements in the prices of futures contracts, a correct forecast of market trends by the Investment Manager may still not result in a successful hedging transaction. If this should occur, the Fund could lose money on the financial futures contracts and also on the value of its portfolio securities.

      Options on Financial Futures Contracts. The Fund may purchase and write call and put options on financial futures contracts. An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the period specified in the terms of the option. Upon exercise, the writer of the option delivers the futures contract to the holder at the exercise price. The Fund would be required to deposit with its custodian initial margin and maintenance margin with respect to put and call options on futures contracts written by it. Options on futures contracts involve risks similar to those risks relating to transactions in financial futures contracts described above. Also, an option purchased by the Fund may expire worthless, in which case the Fund would lose the premium paid therefor.

      Options on Securities. The Fund may write covered call options so long as it owns securities which are acceptable for escrow purposes and may write secured put options, which means that so long as the Fund is obligated as a writer of a put option, it will invest an amount, not less than the exercise price of the put option, in securities consistent with the Fund's investment objective and policies and restrictions on investment. See "Investment Objective and Management Policies" and "Investment Restrictions." A call option gives the purchaser the right to buy, and the writer the obligation to sell, the underlying security at the exercise price during the period specified in the terms of the option. A put option gives the purchaser the right to sell, and the writer the obligation to buy, the underlying security at the exercise price during the period specified in the terms of the option. The premium received for writing an option will reflect, among other things, the current market price of the underlying security, the relationship of the exercise price to the market price, the price volatility of the underlying security, the option period, supply and demand and interest rates. The Fund may write or purchase spread

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

options, which are options for which the exercise price may be a fixed dollar spread or yield spread between the security underlying the option and another security that is used as a benchmark. The exercise price of an option may be below, equal to or above the current market value of the underlying security at the time the option is written. The buyer of a put who also owns the related security is protected by ownership of a put option against any decline in that security's price below the exercise price, less the amount paid for the option. At times the Fund may wish to establish a position in a security upon which call options are available. By purchasing a call option on such security the Fund would be able to fix the cost of acquiring the security, this being the cost of the call plus the exercise price of the option. This procedure also provides some protection from an unexpected downturn in the market, because the Fund is only at risk for the amount of the premium paid for the call option which it can, if it chooses, permit to expire.

      Options on Securities Indices. The Fund also may purchase and write call and put options on securities indices. Through the writing or purchase of index options, the Fund can achieve many of the same objectives as through the use of options on individual securities. Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash, if the closing level of the securities index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. Unlike options on securities (which require, upon exercise, delivery of the underlying security), settlements of options on securities indices, upon exercise thereof, are in cash, and the gain or loss of an option on an index depends on price movements in the market generally (or in a particular industry or segment of the market on which the underlying index is based) rather than price movements in individual securities, as is the case with respect to options on securities.

      When the Fund writes an option on a securities index, it will be required to deposit with its custodian eligible securities equal in value to 100% of the exercise price in the case of a put, or the contract's value in the case of a call. In addition, where the Fund writes a call option on a securities index at a time when the contract value exceeds the exercise price, the Fund will segregate, until the option expires or is closed out, cash or cash equivalents equal in value to such excess.

      Options on securities and index options involve risks similar to those risks relating to transactions in financial futures described above. Also, an option purchased by the Fund may expire worthless, in which case the Fund would lose the premium paid therefor.

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

      Over-the-Counter Options. As previously indicated in this Prospectus (see "Investment Objectives and Management Policies--Investment Techniques"), the Fund may deal in OTC options. The Fund understands the position of the staff of the SEC to be that purchased OTC options and the assets used as "cover" for written OTC options are illiquid securities. The Fund and the Investment Manager disagree with this position and have found the dealers with which they engage in OTC options transactions generally agreeable to and capable of entering into closing transactions. The Fund has adopted procedures for engaging in OTC options for the purpose of reducing any potential adverse impact of such transactions upon the liquidity of the Fund's portfolio.

      As part of these procedures the Fund will only engage in OTC options transactions with respect to U.S. government securities with primary dealers that have been specifically approved by the Board of Directors of the Fund. The Fund will engage in OTC options transactions with respect to municipal securities only with dealers that have been specifically approved by the Board of Directors. The Fund and its Investment Manager believe that the approved dealers should be agreeable and able to enter into closing transactions as necessary and, therefore, present minimal credit risks to the Fund. The Fund anticipates entering into written agreements with those dealers to whom the Fund may sell OTC options, pursuant to which the Fund would have the absolute right to repurchase the OTC options from such dealers at any time at a price with respect to U.S. Government securities determined pursuant to a formula set forth in certain no action letters published by the SEC staff. The Fund will not engage in OTC options transactions if the amount invested by the Fund in OTC options, plus, with respect to OTC options written by the Fund, the amounts required to be treated as illiquid pursuant to the terms of such letters (and the value of the assets used as cover with respect to OTC option sales which are not within the scope of such letters), plus the amount invested by the Fund in illiquid securities, would exceed 25% of the Fund's total assets. OTC options on securities other than U.S. Government securities, including options on municipal securities, may not be within the scope of such letters and, accordingly, the amount invested by the Fund in OTC options on such other securities and the value of the assets used as cover with respect to OTC options sales regarding such non-U.S. Government securities will be treated as illiquid and subject to the 25% limitation on the Fund's assets which may be invested in illiquid securities.

      Regulatory Restrictions. To the extent required to comply with applicable SEC releases and staff positions, when purchasing a futures contract or writing a put option, the Fund will maintain, in a segregated account, cash or liquid securities equal to the value of such contracts.

      The Fund will not enter into a futures contract or purchase an option thereon if immediately thereafter the initial margin deposits for futures contracts held by the Fund plus premiums paid by it for open options on futures would exceed 5% of the

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

fair market value of the Fund's total assets after taking into account unrealized profits and unrealized losses on any such contracts. The Fund will not engage in transactions in financial futures contracts or options thereon for speculation, but only to attempt to hedge against changes in market conditions affecting the values of securities which the Fund holds or intends to purchase.

      Accounting and Tax Considerations. When the Fund writes an option, an amount equal to the premium received by it is included in the Fund's Statement of Assets and Liabilities as a liability. The amount of the liability is subsequently marked to market to reflect the current market value of the option written. When the Fund purchases an option, the premium paid by the Fund is recorded as an asset and is subsequently adjusted to the current market value of the option.

      In the case of a regulated futures contract purchased or sold by the Fund, an amount equal to the initial margin deposit is recorded as an asset. The amount of the asset is subsequently adjusted to reflect changes in the amount of the deposit as well as changes in the value of the contract.

      Certain listed options and futures contracts are considered "section 1256 contracts" for Federal income tax purposes. See "Taxation -- Taxation of the Fund and its Investments." In general, gain or loss realized by the Fund on section 1256 contracts will be considered 60% long term and 40% short term capital gain or loss. Also, section 1256 contracts held by the Fund at the end of each taxable year (and at October 31 for purposes of calculating the excise tax) will be "marked to market", that is, treated for Federal income tax purposes as though sold for fair market value on the last business day of such taxable year. The Fund can elect to exempt its section 1256 contracts which are part of a "mixed straddle" (as described below) from the application of section 1256.

      Gain or loss realized by the Fund upon the expiration or sale of certain over-the-counter put and call options held by the Fund will be either long term or short term capital gain or loss depending upon the Fund's holding period with respect to such option. However, gain or loss realized upon the expiration or closing out of such options that are written by the Fund will be treated as short term capital gain or loss. In general, if the Fund exercises an option, or an option that the Fund has written is exercised, gain or loss on the option will not be separately recognized, but the premium received or paid will be included in the calculation of gain or loss upon disposition of the property underlying the option.

      Any security, option or futures contract, delayed delivery transaction, or other position entered into or held by the Fund in conjunction with any other position held by the Fund may constitute a "straddle" for Federal income tax purposes. A straddle of which at least one, but not all, the positions are section 1256 contracts will constitute a "mixed straddle". In general, straddles are subject to certain rules that may affect the character and timing of the Funds' gains and losses with respect

--------------------------------------------------------------------------------
Appendix B (continued)
--------------------------------------------------------------------------------

to straddle positions by requiring, among other things, that loss realized on disposition of one position of a straddle be deferred to the extent of any unrealized gain in an offsetting position until such position is disposed of; that the Fund's holding period in certain straddle positions not begin until the straddle is terminated (possibly resulting in gain being treated as short term capital gain rather than long term capital gain); and that losses recognized with respect to certain straddle positions, that otherwise constitute short term capital losses, be treated as long term capital losses. Different elections are available to the Fund which may mitigate the effects of the straddle rules, particularly with respect to mixed straddles.

================================================================================

                                                            SALOMON SMITH BARNEY
                                                     ---------------------------
                                                     A member of citigroup[LOGO]

Smith Barney

Intermediate Municipal Fund, Inc.

388 Greenwich Street
New York, New York 10013

Common Stock

      All dealers effecting transactions in the fund's securities, whether or not participating in this distribution, may be required to give investors a prospectus.

      If someone makes a statement about the fund that is not in this prospectus, you should not rely upon that information. This prospectus does not offer any security other than the fund's shares of common stock. Neither the fund nor Salomon Smith Barney is offering to sell shares of the fund to any person to whom the fund may not lawfully sell its shares.

      There may be changes in the fund's affairs that occur after the date of the prospectus. The fund will publish a supplement to the prospectus if there are any material changes in its business.

(Investment Company Act file no. 811-06506)

FD01112   4/99



PART C

Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration
Statement.




PART C
OTHER INFORMATION



Item 24.  Financial Statements and Exhibits.

	(1)	Financial Statements

	Parts A and B

		(a)	Financial Highlights

		(b)	The Registrant's Annual Report for the fiscal
year ended December 31, 1998 and the Independent Auditors'
Report are incorporated by reference to the definitive N-30D filed on March 15, 1999 as accession number 91155-99-000142.

	Part C
		None

	(2) 	Exhibits:

Exhibit
Number		Description

	(a)(1)	Articles of Incorporation of Registrant*
	    (2)	Amended Articles of Incorporation of
Registrant*
	(b)	By-Laws.*
	(c)	Not Applicable.
	(d)	Form of Specimen Certificate
representing shares of
		Common Stock, par value $.001 per
share**

	(e)	Form of Registrant's Dividend
Reinvestment Plan+
	(f)	Not Applicable
	(g)(1)	Form of Investment Management
Agreement.**
	    (2)	Form of Transfer and Assumption of
Investment
		Management Agreement between Registrant,
Mutual
		Management Corp and Smith Barney Mutual
Funds
		Management Inc.***
	(h)	Form of Underwriting Agreement.**
	(i)	Not Applicable.
	(j)	Form of Custodian Services Agreement.**
	(k)	Form of Transfer Agency and Registrar
Agreement***
	(l)(1)	Opinion and consent of Sullivan &
Cromwell.**
	    (2)	Opinion and consent of Sullivan &
Cromwell.**
	(m)	Not Applicable
	(n)	Consent of KPMG Peat Marwick LLP (filed
herewith)
	(o)	Not Applicable.
	(p)	Not Applicable.
	(q)	Not Applicable.
	(r)	Financial Data Schedule (filed herewith)



	  *	Incorporated by reference to the initial Registration
Statement (No. 33-44639) filed by Registrant on December
19, 1991
	  **	Incorporated by reference to Pre-Effective Amendment No. 3 to the
 Registration Statement (No. 33-44639) filed on February 27, 1992
	***	Incorporated by reference to Post-Effective Amendment
No. 1 to the Registration Statement (No. 33-44639) filed
on March 22, 1996
   	+	Incorporated by reference to Exhibit 2(e) of Post-
Effective Amendment No. 6 of Managed Municpals Portfolio
II Inc. (file no. 33-49982) filed on November 18, 1998, accession number 91155-98-000680.

Item 25.  Marketing Arrangements.

	Reference is made to the Underwriting Agreement, filed as Exhibit (h) by Registrant with Pre-Effective Amendment No. 3 to its Registration Statement .

Item 26.  Other Expense of Issuance and Distribution.

	All of the expenses to be incurred in connection with the offering described in this Registration Statement will be paid by Salomon Smith Barney.


Item 27.	Persons Controlled by or Under Common Control.

	None

Item 28.  Number of Holders of Securities.

	The number of record holders of Registrant as of March
3,1999 is as follows:

	(1)	(2)

	Title of Class	Number of
		Recordholders

Shares of Common Stock, par value $.001 per share	157


Item 29.  Indemnification.

	Under Registrant's Articles of Incorporation, the directors and officers of Registrant will be indemnified to the fullest extent allowed and in the manner provided by Maryland law and applicable provisions of the Investment Company Act of 1940, as amended (the "1940 Act"), including advancing of expenses incurred in connection therewith. Indemnification shall not be provided however to any officer or director against any liability to the Registrant or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

	Article 2, Section 405.2 of the Maryland General Corporation Law provides that the Articles of Incorporation of a Maryland corporation may limit the extent to which directors or officers may be personally liable to the Corporation or its shareholders for money damages in certain instances. The Registrant's Articles of Incorporation provide that, to the fullest extent permitted by Maryland law, as it may be amended or interpreted from time to time, no director or officer of the Registrant shall be personally liable to the Registrant or its shareholders. The Registrant's Articles of Incorporation also provide that no amendment of the Registrant's Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to directors and officers in respect of any act or omission that occurred prior to such amendment or repeal.

	Insofar as indemnification for liabilities under the 1933 Act may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the 1933 Act (other than for expenses incurred in a successful defense) is asserted against the Fund by the directors or officers in connection with the Common Shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.


Item 30.  Business and other Connections of Investment Manager.

SSBC Fund Management Inc. ("SSBC"), formerly Mutual
Management Corp. was incorporated in December 1968 under the laws of the State of Delaware. SSBC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Citigroup Inc. ("Citigroup"). For additional information, see "Management of the Fund" in the Prospectus.

	The list required by this Item 30 of officers and directors of SSBC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past five fiscal years, is incorporated by reference to Schedules A and D of FORM ADV filed by SSBC pursuant to the Advisers Act (SEC File No. 801-
8314).

Item 31.  Location of Accounts and Records.

	Each Person maintaining physical possession of accounts, books and other documents of the Registrant required to be maintained pursuant to Section 31(a) of the 1940 Act, is listed below:

		(1)	SSBC Fund Management Inc.
			388 Greenwich Street
			New York, New York 10013

		(2)	PNC Bank, National Association
			17th and Chestnut Streets
			Philadelphia, Pennsylvania 19103.

		(3)	First Data Investor Services Group, Inc.
			Exchange Place
			Boston, Massachusetts 02109


Item 32.  Management Services.

	Not Applicable.


Item 33.  Undertakings.

	(1) Not Applicable.

	(2) Not Applicable.

	(3) Not Applicable.

	(4)(a) 	The Registrant undertakes to file, during any
period in which offers or sales are being made, a Post-Effective
Amendment to the Registration Statement:

		(1)	to include any prospectus required by Section
10(a)(3) of the 1933 Act;

		(2)	to reflect in the prospectus any facts or events
after the effective date of the Registration Statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the formation set forth in the Registration
Statement; and

		(3)	to include any material information with respect
to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

	(4)(b)	Registrant undertakes that, for the purpose of
determining any liability under the 1933 Act, each subsequent Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

	(4)(c)	Not Applicable.

	(5)	Not Applicable.

	(6)	Not Applicable.


	SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of March, 1999.

			SMITH BARNEY INTERMEDIATE MUNICIPAL FUND, INC.


						By: /s/ HEATH B. MCLENDON
	Heath B. McLendon
	Chairman of the Board,
Chief Executive
	Officer and President



	Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signatures	Title		Date

/s/ Heath B. McLendon            	Chairman of the
Board,	March 16, 1999
(Heath B. McLendon)	Chief Executive Officer
	and President


/s/Donald R. Foley*                 	Director	March
16, 1999
(Donald R. Foley)


/s/ Paul Hardin*                        	Director	March
16, 1999
(Paul Hardin)


/s/Roderick C. Rasmussen*    	Director	March
16, 1999
(Roderick C. Rasmussen)


/s/John P. Toolan*                  	Director	March
16, 1999
(John P. Toolan)


/s/ Lewis E. Daidone              	Treasurer
(Principal	March 16, 1999
(Lewis E. Daidone)	Financial and
	Accounting Officer)

*By: 	/s/Lewis E. Daidone
	Lewis E. Daidone
	Pursuant to Power of Attorney.




SMITH BARNEY INTERMEDIATE MUNICIPAL FUND, INC.
EXHIBIT INDEX


Exhibit
Number                                    	Description of Exhibit

    (n)				Consent of KPMG LLP
				Independent auditors for the Fund

    (r)				Financial Data Schedule

				Cover Letter